FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Endesa 06 A N N U A L R E P O R T. L E G A L D O C U M E N TAT I O N

endesa06 ENDESA, S.A. AND SUBSIDIARIES. CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 1 ENDESA, S.A. 2006 FINANCIAL STATEMENTS 145

ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 Legal Documentation 1 endesa06 index AUDITORS’ REPORT 5 CONSOLIDATED BALANCE SHEETS 8 CONSOLIDATED INCOME STATEMENTS 9 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 AND 2005 12 1. Group activities and financial statements 12 2. Basis of presentation of the consolidated financial statements 12 3. Accounting policies 15 4. Industry regulation and functioning of the electricity system 26 5. Property, plant and equipment 31 6. Investment property 36 7. Intangible assets 36 8. Goodwill 38 9. Investments accounted for using the equity method 39 10. Non-current financial assets 41 11. Inventories 43 12. Trade and other receivables 43 13. Equity 44 14. Deferred income 49 15. Long-term provisions 50 16. Bank borrowings and other financial liabilities 57 17. Risk management policy 60 18. Derivative financial instruments 63 19. Trade and other payables 65

20. Tax matters 65 21. Revenue 67 22. Financial loss 68 23. Income from asset disposals 68 24. Segment reporting 68 25. Balances and trasactions with related parties 77 26. Guarantee commitments to third parties and other contingent assets and liabilities 83 27. Other disclosures 84 28. Events after the balance sheet date 85 29. Explanation added for translation to English 85 APPENDIX I. ENDESA GROUP COMPANIES 86 APPENDIX II. JOINT VENTURES AND ASSOCIATES 97 DIRECTORS’ REPORT 104 1. Analysis of 2006 104 2. Events after the balance sheet date 129 3. Outlook 129 4. Main risks associated with the Endesa Group’s operations 132 5. Technolgy, innovation and environmental protection 137 6. Human resources 143 7. Risk management policy and derivative financial instruments 143 8. Treasury shares 143 9. Proposed distribution of profit 143

ENDESA, S.A. AND SUBSIDIARIES AUDITORS’ REPORT CONSOLIDATED FINANCIA STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 AND CONSOLIDATED DIRECTORS’ REPORT Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. endesa06 Legal Documentation 5

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanishlanguage version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2006 AND 2005 Millions of Euros 31/12/2006 31/12/2005 ASSETS NON-CURRENT ASSETS 46,380 45,742 Property, plant and equipment (Note 5) 33,714 32,313 Investment property (Note 6) 81 71 Intangible assets (Note 7) 804 863 Goodwill (Note 8) 3,986 4,278 Investments accounted for using the equity method (Note 9) 649 623 Non-current financial assets (Note 10) 4,482 4,134 Deferred tax assets (Note 20) 2,664 3,460 CURRENT ASSETS 7,708 9,623 Inventories (Note 11) 882 812 Trade and other receivables (Note 12) 5,819 6,098 Current financial assets 39 77 Cash and cash equivalents 965 2,614 Non-current assets classified as held for sale 3 22 TOTAL ASSETS 54,088 55,365 EQUITY AND LIABILITIES EQUITY (Note 13) 15,936 16,327 Of the Parent 11,291 11,590 Of minority interests 4,645 4,737 NON-CURRENT LIABILITIES 30,007 28,630 Deferred income (Note 14) 2,442 2,062 Long-term provisions (Note 15) 4,442 5,097 Bank borrowings and other financial liabilities (Note 16) 20,487 18,587 Other non-current payables 985 1,032 Deferred tax liabilities (Note 20) 1,651 1,852 CURRENT LIABILITIES 8,145 10,408 Bank borrowings and other financial liabilities (Note 16) 629 2,450 Current trade and other payables (Note 19) 7,516 7,958 TOTAL EQUITY AND LIABILITIES 54,088 55,365 The accompanying Notes 1 to 29 are an integral part of the consolidated balance sheets at 31 December 2006 and 2005. 8 Annual Report 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanishlanguage version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 and 2005 Millions of Euros 2006 2005 REVENUE (Note 21) 20,580 18,229 Sales 19,637 17,508 Other operating income 943 721 PROCUREMENTS AND SERVICES (10,146) (9,103) Power purchased (3,943) (3,367) Cost of fuel consumed (3,997) (3,578) Transmission expenses (738) (651) Other variable procurements and services (1,468) (1,507) CONTRIBUTION MARGIN 10,434 9,126 Work on non-current assets 194 170 Staff costs (1,608) (1,547) Other fixed operating expenses (1,881) (1,729) GROSS PROFIT FROM OPERATIONS 7,139 6,020 Depreciation and amortization charge (Notes 5 and 7) (1,900) (1,776) PROFIT FROM OPERATIONS 5,239 4,244 FINANCIAL LOSS (Note 22) (939) (1,252) Net finance costs (969) (1,257) Net exchange differences 30 5 Result of companies accounted for using the equity method (Note 9) 63 67 Income from other investments 10 2 Income from asset disposals (Note 23) 432 1,486 PROFIT BEFORE TAX 4,805 4,547 Income tax (Note 20) (1,007) (790) PROFIT FOR THE YEAR 3,798 3,757 Parent 2,969 3,182 Minority interests 829 575 BASIC NET EARNINGS PER SHARE (in euros) 2.80 3.01 DILUTED NET EARNINGS PER SHARE (in euros) 2.80 3.01 The accompanying Notes 1 to 29 are an integral part of the consolidated income statements for 2006 and 2005. Legal Documentation 9

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2006 and 2005 Millions of Euros 2006 2005 Of the Parent Of Minority Interests Total Of the Parent Of Minority Interests Total NET PROFIT RECOGNIZED DIRECTLY IN EQUITY (503) (366) (869) 727 693 1,420 In retained earnings (20) - (20) (209) - (209) Actuarial losses on pension schemes (Note 15) 24 - 24 (323) - (323) Tax effect (7) - (7) 114 - 114 Effect of change in tax rate (37) - (37) - - - In asset and liability revaluation reserves (81) (55) (136) 187 34 221 Available-for-sale investments (Note 10) (170) - (170) 237 - 237 Change in fair value 26 - 26 237 - 237 Amount taken to income (196) - (196) - - - Cash flow hedges (Notes 16 and 18) 122 (61) 61 (17) 34 17 Amount taken to income 20 (11) 9 18 23 41 Other changes 102 (50) 52 (35) 11 (24) Tax effect (39) 6 (33) (33) - (33) Effect of change in tax rate 6 - 6 - - - In translation differences (Note 13) (402) (311) (713) 749 659 1,408 Gross translation differences (402) (311) (713) 807 659 1,466 Change in translation differences (402) (311) (713) 807 659 1,466 Reduction due to disposal of companies - - - - - - Tax effect - - - (58) - (58) PROFIT FOR THE YEAR 2,969 829 3,798 3,182 575 3,757 TOTAL INCOME AND EXPENSE RECOGNIZED IN THE YEAR 2,466 463 2,929 3,909 1,268 5,177 Gross effect of changes in accounting policies (application of IASs 32 and 39) - - - (283) (1,574) (1,857) Tax effect - - - 91 - 91 Net effect of changes in accounting policies (application of IASs 32 and 39) - - - (192) (1,574) (1,766) The accompanying Notes 1 to 29 are an integral part of the consolidated statements of recognized income and expense for 2006 and 2005. 10 Annual Report 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 Millions of Euros 2006 2005 Gross profit before tax and minority interests 4,805 4,547 Depreciation and amortization charge 1,900 1,776 Income from asset disposals (432) (1,486) Income tax (735) (650) Other results not giving rise to cash flows (90) 465 Provisions paid (805) (443) Total cash flows from operations 4,643 4,209 Change in income tax payable (322) 341 Change in operating current assets/liabilities (443) (1,188) NET CASH FLOWS FROM OPERATING ACTIVITIES 3,878 3,362 Investments in property, plant and equipment and intangible assets (3,545) (3,247) Other investments (2,322) (1,485) Proceeds from disposal of investments 2,392 3,702 Grants and other deferred income 392 312 NET CASH FLOWS USED IN INVESTING ACTIVITIES (3,083) (718) Non-current bank borrowing drawdowns 5,228 3,030 Non-current bank borrowings and other financial liabilities repaid (1,947) (1,737) Net cash flows from current bank borrowings and other financial liabilities (2,755) (2,366) Dividends of the Parent paid (2,541) (796) Payments to minority interests (393) (457) NET CASH FLOWS FROM FINANCING ACTIVITIES (2,408) (2,326) TOTAL NET CASH FLOWS (1,613) 318 Effect of foreign exchange rate changes on cash and cash equivalents (36) 118 NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1,649) 436 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 2,614 2,178 Cash on hand and at banks 408 304 Other cash equivalents 2,206 1,874 CASH AND CASH EQUIVALENTS AT END OF YEAR 965 2,614 Cash on hand and at banks 322 408 Other cash equivalents 643 2,206 The accompanying Notes 1 to 29 are an integral part of the consolidated cash flow statements for 2006 and 2005.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 2 and 29). In the event of a discrepancy, the Spanish-language version prevails. ENDESA, S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 AND 2005 1. Group activities and financial statements Endesa, S.A. ("the Parent" or "the Company") and its subsidiaries compose the Endesa Group ("Endesa" or "the Group"). Endesa, S.A.’s registered office and headquarters are in Madrid, at calle Ribera del Loira, 60. The Company was incorporated as a Spanish "Sociedad Anónima" in 1944 under the name of Empresa Nacional de Electricidad, S.A. and it changed its corporate name to Endesa, S.A. pursuant to a resolution adopted by the shareholders at the Annual General Meeting on 25 June 1997. Endesa's company object is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group's object, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its company object in Spain and abroad directly or through its investments in other companies. In 2005 the Endesa Group disposed of substantially all of its investments in the telecommunications business. The Endesa Group’s consolidated financial statements for 2005 were approved by the shareholders at the Annual General Meeting on 25 February 2006. The Endesa Group's 2006 consolidated financial statements and the 2006 financial statements of each of the Group companies, which were used as the basis for the preparation of these consolidated financial statements, have mostly not yet been approved by the shareholders at the respective Annual General Meetings. However, the directors consider that these financial statements will be approved without any changes. These consolidated financial statements are presented in millions of euros (unless expressly stated otherwise) because the euro is the functional currency of the principal economic area in which the Endesa Group operates. Foreign operations are recorded in accordance with the policies established in Notes 2.4 and 3-m. 2. Basis of presentation of the consolidated financial statements 2.1. Basis of presentation The consolidated financial statements for 2006 of the Endesa Group were prepared by the directors, at the Board of Directors' Meeting held on 30 March 2007, in accordance with the International Financial Reporting Standards ("IFRSs") adopted by the European Union at the consolidated balance sheet date, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council.

These financial statements present fairly the Group's consolidated equity and financial position at 31 December 2006 and 2005, and the results of its operations, the changes in the statement of recognized income and expense and the cash flows at the Group in the years then ended. The consolidated financial statements for 2006 and 2005 of the Endesa Group were prepared on the basis of the accounting records kept by the Company and by the other Group companies. Each company prepares its financial statements in accordance with the accounting principles and standards in force in the country in which it operates and, therefore, the required adjustments and reclassifications were made on consolidation to unify the policies and methods used and to make them compliant with IFRSs. In 2005 the Group chose to apply early IAS 19, Employee Benefits, which was adopted by the European Union on 24 November 2005, as established by Regulation no. 1910/2005, of 8 November 2005. In 2006 the Group chose to apply early IFRS 7, Financial Instruments: Disclosure, and the amendments to IAS 1, Presentation of Financial Statements, adopted by the European Union as established by Regulation no. 108/2006, of 11 January 2006. Company management considers that the application by the Endesa Group of the other Standards adopted by the European Union at the date of preparation of these consolidated financial statements that do not have to be applied in 2006 will not have a material effect on the consolidated financial statements. 2.2. Responsibility for the information and for the estimates made The information in these financial statements is the responsibility of the Board of Directors, who expressly state that all the principles and methods provided for in IFRSs have been applied. In preparing the accompanying consolidated financial statements estimates were occasionally made by the senior executives of the Group in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate basically to the following: - The measurement of assets and goodwill to ascertain whether there are any impairment losses thereon (see Note 3-e). - The assumptions used in the actuarial calculation of the pension liabilities and commitments and collective redundancy procedures (see Note 15). - The useful life of the property, plant and equipment and intangible assets (see Notes 3-a and 3-d). - The assumptions used in measuring the fair value of the financial instruments (see Note 3-g). - The power supplied to customers not read by meters. - Certain electricity system aggregates, including those corresponding to other utilities such as output, customer billings, power consumed, incentives for the distribution activity, etc. that make it possible to estimate the overall settlements in the electricity system and that affect the amounts to be recognized by the Endesa Group and, in particular, the shortfall in revenue from regulated activities in Spain. - The interpretation of certain legislation concerning the regulation of the electricity industry the definitive economic effects of which will be ultimately determined by the decisions taken by the agencies competent for the settlement thereof, since said decisions had not yet been taken at the date of preparation of these consolidated financial statements (see Note 4-a). - The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities (see Note 3-l). - The future facility closure and land restoration costs (see Note 3-a). - The results for tax purposes of the various Group companies that will be reported to the tax authorities in the future that served as the basis for recognizing the various income tax-related balances in the accompanying consolidated financial statements. Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

2.3. Subsidiaries Subsidiaries are defined as companies over which the Parent controls half or more of the voting power of the investee or, even if this percentage is lower, when it has the power to govern the financial and operating policies thereof. The section entitled "Endesa Group Companies", included as Appendix I to these notes to the consolidated financial statements, lists the Group’s subsidiaries. Changes in the scope of consolidation The main changes in the scope of consolidation in 2006 and 2005 were as follows: - In May 2005 Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated. - In August 2005 Endesa Cogeneracion y Renovables, S.A. ("ECyR") acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Projectos Energeticos, S.A. ("Finerge"), as a result of which this company was fully consolidated from 1 September 2005. - In September 2006 Endesa Europa, S.L. acquired 58.35% of the shares of Centro Energía Teverola S.p.A. ("Teverola") and Centro Energía Ferrara S.p.A. ("Ferrara"), as a result of which these companies were fully consolidated from 1 September 2006. - Also, in 2006 Compostilla Re, S.A., Endesa Polska Spolka Z Ograniczona Odpowiedzialnoscia, Enerlousado, Lda., Explotaciones Eolicas Sierra Costera, S.A., Ibervento, S.L., Paravento, S.L., Parco Eólico Iardino, S.R.L., Parco Eólico Marco Aurelio Severino, S.R.L., Parco Eolico Monte Cute, S.R.L., Parco Eólico Poggi Alti, S.R.L. and Productor Regional de Energia Renovable, S.A. were included in the Group and, therefore, started to be fully consolidated. The economic aggregates of these companies are not material. Had these changes in the scope of consolidation taken place at the beginning of 2005 or 2006, respectively, the balances of the following accounts would have changed by the amounts shown below with respect to the amounts included in the accompanying consolidated income statements: Million of Euros 2006 2005 Revenue 149 14 Profit for the year 3 (2) Profit attributable to the Parent 2 (2) Companies fully consolidated although the percentage of ownership is below 50% Although the Endesa Group has an ownership interest of less than 50% in Companía Distribuidora y Comercializadora de Energia, S.A. ("Codensa"), Empresa Generadora de Energia Eléctrica, S.A. ("Emgesa"), Enerlousado, Lda. and Parque Eólico Serra de Capucha, S.A., at 31 December 2006 and 2005 they were deemed to be subsidiaries, since, by virtue of shareholders' agreements or as a result of the shareholder structure and composition and classes of the shares, the Group directly or indirectly exercises control over these companies. Companies not fully consolidated despite an ownership interest of over 50% Although the Endesa Group has an ownership interest of over 50% in Centrales Hidroeléctricas de Aysen, S.A. ("Aysen") and in Asociacion Nuclear Asco-Vandellos II, A.I.E., they are considered to be jointly controlled entities because the Group, by virtue of agreements among the shareholders, exercises joint control over these companies. 2.4. Basis of consolidation and business combinations The subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations relating to intra-Group transactions.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate. The operations of the Parent and of the consolidated subsidiaries are consolidated in accordance with the following basic principles: 1. On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities, including contingent liabilities, in proportion to the Parent's ownership interest, is recognized as goodwill. Any deficiency of the cost of acquisition below the fair value of the assets and liabilities is credited to the consolidated income statement. 2. The interest of minority shareholders in the equity and results of the fully consolidated subsidiaries is presented under "Equity - Of Minority Interests" in the consolidated balance sheet and under "Profit for the Year - Minority Interests" in the consolidated income statement, respectively. 3. The financial statements of foreign companies with a functional currency other than the euro are translated to euros as follows: a. Assets and liabilities are translated to euros at the exchange rates prevailing on the date of the consolidated financial statements. b. Income and expense items are translated at the average exchange rates for the year. c. Equity is translated at the historical exchange rates prevailing at the date of acquisition (or at the average exchange rates in the year it was generated, in the case of both accumulated earnings and the contributions made), as appropriate. Exchange differences arising on translation of the financial statements are recognized, net of the related tax effect, under "Equity - Translation Differences" (see Note 13). The translation differences arising prior to 1 January 2004 were transferred to reserves because the Company applied the exception provided for the conversion of financial statements prepared in accordance with Spanish GAAP to IFRSs. 4. All the balances and transactions between the fully consolidated companies were eliminated on consolidation. 3. Accounting policies The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows: a) Property, plant and equipment Property, plant and equipment are stated at cost less any accumulated depreciation and any recognized impairment losses. In addition to the price paid for the acquisition of each item, cost also includes, where appropriate, the following items: 1. Borrowing costs incurred during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, such as, for example, electricity generating and distribution facilities. The interest rate used is that corresponding to specific-purpose financing or, in the absence thereof, the average financing rate of the company making the investment. The average financing rate depends mainly on the geographical area concerned and ranges from 3.95% to 8.44%. EUR 69 million were capitalized in this connection in 2006 (2005: EUR 45 million). 2. Staff costs relating directly to construction in progress. The amounts capitalized in this connection are recognized in the consolidated income statement as an expense under "Staff Costs" and as income under

"Work on Non-Current Assets". The amount capitalized in this respect in 2006 totalled EUR 194 million (2005: EUR 170 million). 3. The future costs that the Group will have to incur in respect of the closure of its facilities are capitalized to the cost of the asset, at present value, and the related provision is recognized. The Group reviews each year its estimate of these future costs, increasing or decreasing the value of the asset in question based on the results of this estimate. In the case of nuclear plants, this provision includes the amount that the Group estimates that it will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management entity Enresa ("Enresa") assumes responsibility for the decommissioning of these plants. The acquisition cost of assets acquired before 31 December 2003 includes, where appropriate, the asset revaluations permitted in the various countries to adjust the value of the property, plant and equipment for the effect of inflation until that date. Items of property, plant and equipment in the course of construction are transferred to property, plant and equipment in use once the trial period has ended, when they are ready for their intended use, from which time they start to be depreciated. The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Replacements or renewals of complete items that lead to a lengthening of the useful life of the assets or to an increase in their economic capacity are accounted for as additions to property, plant and equipment, and the items replaced or renewed are derecognized. Periodic maintenance, upkeep and repair expenses are recognized in the income statement on an accrual basis as incurred. The indivisible assets owned jointly by the Group with other owners (joint property entities) are recognized in proportion to the Group’s ownership interest in those assets. Based on the results of the impairment test described in Note 3-e, the Board of Directors consider that the carrying amount of the assets does not exceed their recoverable amount. The property, plant and equipment, less, where appropriate, their residual value, are depreciated on a straight-line basis over the years of estimated useful life of the assets, which constitute the period over which the companies expect to use them: The useful life is reviewed periodically. The periods of useful life used for asset depreciation are as follows: Years of Estimated Useful Life Generating facilities: Hydroelectric power plants Civil engineering work 65 Electromechanical equipment 35 Coal-fired/fuel-oil power plants 25-40 Nuclear power plants 40 Combined cycle plants 10-25 Renewable energy plants 15-35 Transmission and distribution facilities: High-voltage network 20-40 Low- and medium-voltage network 20-40 Measuring and remote control equipment 10-35 Other facilities 4-25

Nuclear power plants have an estimated useful life of 40 years. These power plants require administrative authorization in order to operate. The operating permits granted to these plants at the date of preparation of these financial statements do not cover the full estimated useful life, since the permits are generally granted for 30 years, which is shorter than the useful life of the facilities, and the permits are not renewed until they are close to expiry. The Board of Directors consider that these permits will be renewed to cover at least the 40 years of operations of the power plants. The gains or losses arising on the disposal or retirement of property, plant and equipment are allocated to profit or loss and are calculated as the difference between the proceeds from the sale and the carrying amount of the assets. b) Investment property "Investment Property" relates to properties that are not expected to be recovered in the ordinary course of the Group’s business activities. Investment property is measured at acquisition cost less any accumulated depreciation and any accumulated impairment losses. The market value of the investment property is disclosed in Note 6 and is calculated on the basis of Company management’s best estimate taking into account the current situation of the properties. This estimate was made using external appraisals at 31 December 2005 and in-house estimates at 31 December 2006. The in-house appraisals at 31 December 2006 were based on the prior year’s external appraisals, adjusted on the basis of the performance of the market and of the urban development status of the assets in 2006. c) Goodwill Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities, including contingent liabilities, of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill. Goodwill arising in the acquisition of companies with a functional currency other than the euro is measured in the functional currency of the company acquired and is translated to euros at the exchange rate prevailing at the balance sheet date. Goodwill acquired on or after 1 January 2004, is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at 31 December 2003, in accordance with Spanish GAAP. Goodwill is not amortized, but rather at the end of each reporting period it is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down (see Note 3-e). d) Intangible assets Intangible assets are initially recognized at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized over their useful lives, which in most cases are estimated to be five years. Intangible assets with indefinite useful lives are not amortized. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are described in Note 3-e. From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year. The Group recognizes CO2 emission allowances as non-amortizable intangible assets. Emission allowances are initially recognized at cost of acquisition and the related impairment loss is recognized subsequently if market value is lower then cost. The cost of acquisition of allowances received for no consideration under the related national allocation plans is taken to be the market price prevailing when they are received, and an item of deferred income is recognized for the same amount. If an impairment loss has to be recognized to reduce the cost of these allowances to their market value, the amount of the impairment loss is deducted from the balance of deferred income. The hydroelectric power plants and mines are operated under the temporary administrative concession system. However, the value recognized for these concessions is not material since, in most cases, it was not necessary to make significant disbursements to obtain them. The Group recognizes as intangible assets in the consolidated balance sheet the costs incurred in projects at the development phase, provided that the technical viability and economic profitability of the projects are reasonably assured. Research expenditure is recognized as an expense in the consolidated income statement. This expenditure in the accompanying 2006 consolidated income statement amounts to EUR 39 million (2005: EUR 42 million). e) Asset impairment During the year, and principally at year-end, it is determined whether there is any indication that an asset might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the identifiable asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest identifiable group of assets that generates independent cash inflows. Irrespective of the foregoing, in the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each year. Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of property, plant and equipment, goodwill and intangible assets the Group used the value in use approach in practically all cases. In assessing value in use, the Group prepares the projections of future pre-tax cash flows on the basis of the budgets most recently approved by the Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming five years and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years. These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account. The discount rates applied in 2006 ranged from 6.55% to 15.67%. If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to "Depreciation and Amortization Charge" in the consolidated income statement. Impairment losses recognized for an asset in prior years are reversed when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset with a credit to income, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. Impairment losses on goodwill are not reversible. f) Leases Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as the lessee are recognized at the beginning of the lease term, recognizing an asset on the basis of its nature and a liability for the same amount, equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided into finance charge and debt reduction components. The finance charge is recognized as an expense and is allocated to income over the lease term so as to obtain a constant interest rate each year applicable to the balance of the outstanding lease payments. The asset is depreciated in the same way as the other similar depreciable assets if there is reasonable certainty that the lessee will acquire title to the asset at the end of the lease term. If no such certainty exists, the asset is depreciated over the shorter of the useful life of the asset and the lease term. Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative. g) Financial instruments Financial assets other than derivatives The Group classifies its non-current and current financial assets, excluding investments accounted for using the equity method (see Note 9) and assets classified as held for sale, in four categories: - Loans and receivables: these items are measured at amortized cost, which is basically the initial market value, minus principal repayments, plus the accrued interest receivable calculated using the effective interest method. - Held-to-maturity investments: financial assets that the Endesa Group has the positive intention and ability to hold to the date of maturity, which are measured at amortized cost as defined in the foregoing paragraph. At 31 December 2006 and 2005, the Group did not have any material investments of this nature. - Financial assets classified as at fair value through profit and loss: these include held-for-trading financial assets and financial assets designated as such on initial recognition, which are managed and assessed at fair value. They are recognized in the consolidated balance sheet at fair value and the changes in fair value are recognized in the consolidated income statement. At 31 December 2006 and 2005, the Group did not have any material investments of this nature. - Available-for-sale financial assets: financial assets designated specifically as available for sale or those that do not fall into any of the aforementioned three categories, which relate substantially in full to equity investments (see Note 10). These assets are recognized in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment. Changes in fair value, net of the related tax effect, are recognized with a charge or credit, as appropriate, to "Equity Unrealized Asset and Liability Revaluation Reserve" (see Note 13) until these assets are disposed of, at which time the cumulative balance of this account relating to those assets is recognized in full in the consolidated income statement. If fair value is lower than acquisition cost and there is objective evidence that the asset has suffered an impairment loss that cannot be considered reversible, the difference is recognized directly in the consolidated income statement. Purchases and sales of financial assets are recognized using the trade date method. Financial liabilities other than derivatives Financial liabilities are generally recognized at the amount received, net of the transaction costs incurred. In subsequent periods, these obligations are measured at amortized cost using the effective interest method. In specific cases where liabilities are the underlying of a fair value hedge, they are measured, exceptionally, at fair value for the portion of the hedged risk.

To calculate the fair value of the liabilities, for the purpose of their recognition and for the disclosure of the information on their fair value included in Note 10, fair value has been divided into liabilities bearing interest at a fixed rate ("fixedrate debt") and liabilities bearing interest at floating rates ("floating-rate debt"). Fixed-rate debt is that on which fixedinterest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. These liabilities are measured by discounting the future flows by the market interest rate curve, depending on the payment currency. Floating-rate debt is that issued at a floating interest rate, i.e. each coupon is established at the beginning of each period on the basis of the reference interest rate. These liabilities are measured at the face value of each issue, unless there is a difference between the capitalization rate and the discount rate. If such a difference exists, it is measured by discounting the difference and aggregating it to the nominal value of the transaction. Derivative financial instruments and hedge accounting The derivatives held by the Group relate mainly to interest rate, foreign exchange or electricity or fuel price or supply hedges, the purpose of which is to eliminate or significantly reduce these risks in the underlying hedged transactions. Derivatives are recognized at fair value at the consolidated balance sheet date under "Financial Assets" if positive and under "Financial Liabilities" if negative. Changes in fair value are recognized in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognized as follows: - Fair value hedges: the portion of the underlying for which the risk is being hedged is measured at fair value, as is the related hedging instrument, and changes in the fair values of both items are recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement. - Cash flow hedges: changes in the fair value of the derivatives, in respect of the effective portion of the hedges, are recognized under "Equity - Unrealized Asset and Liability Revaluation Reserve". The cumulative gain or loss recognized in this account is transferred to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement. Gains or losses on the ineffective portion of the hedges are recognized directly in the consolidated income statement. - Hedges of a net investment in a foreign operation: changes in fair value are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as "Translation Differences" in equity (see Note 13), and are transferred to the consolidated income statement when the hedged investment is disposed of. A hedge is considered to be highly effective when the changes in fair value or in the cash flows of the underlying directly attributable to the hedged risk are offset by the changes in the fair value or cash flows of the hedging instrument with an effectiveness in a range of between 80% and 125%. Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with changes in value reported in the consolidated income statement. The fair value of the derivative financial instruments is calculated as follows: - Derivatives quoted on an organized market, at market price at year-end. - The Group measures derivatives not traded on an organized market by discounting the expected cash flows and using generally accepted option valuation models based on spot and futures market conditions at the end of each year. h) Investments accounted for using the equity method Investments in companies over which the Group has joint control with another company or over which it has a significant influence are accounted for using the equity method. In general, significant influence is presumed to exist when the Group has an ownership interest of over 20%.

The equity method consists of recognizing the investment in the consolidated balance sheet at the Group's share of net assets of the investee, adjusted, if appropriate, by the effect of transactions with the Group, plus the unrealized gains relating to the goodwill paid on acquisition of the company. If the resulting amount were negative, the investment should be presented in the Group's consolidated balance sheet with a zero value, unless the Group is obliged to restore the company's equity position, in which case the related provision for contingencies and charges is recognized. Dividends received from these companies are deducted from the value of the investment, and the results of these companies that correspond to Endesa on the basis of its percentage of ownership are recognized under "Result of Companies Accounted for Using the Equity Method" in the consolidated income statement. i) Inventories Inventories are stated at the lower of weighted average acquisition cost and net realizable value. The cost of nuclear fuel consumed is recognized in the consolidated income statement on the basis of the amount burned during the year. j) Non-current assets classified as held for sale The Group classifies as non-current assets held for sale property, plant and equipment, intangible assets or investments under "Investments Accounted for Using the Equity Method" for which at the date of the consolidated balance sheet active measures had been initiated to sell them and the sale is expected to have been completed within 12 months from that date. These assets are measured at the lower of carrying amount and fair value less costs to sell. At 31 December 2006, there were no non-current assets classified as held for sale. At 31 December 2005, the only asset in this category was the investment in 49% of the shares of NQF Gas SGPS, S.A. ("NQF Gas"), which was sold in 2006 for EUR 59 million (see Note 23). k) Deferred income The Group receives legally established compensation for the amounts paid for the construction or acquisition of certain facilities or, in come cases, is assigned the facilities directly in accordance with current legislation. These amounts are recorded as deferred income on the liability side of the consolidated balance sheet and are recognized in the consolidated income statement under "Other Operating Income" over the years of useful life of the asset, thereby offsetting the related depreciation charge. In the case of the assignment of facilities, both the asset and the deferred income are recognized at the fair value of the asset on the date of the assignment. The same treatment is given to the CO2 emission allowances received for no consideration under the framework of the national emission allowance allocation plan approved by each country. These allowances are initially recognized as an intangible asset and an item of deferred income at their market value when the allowances are received, and they are reduced by the same amount as the intangible asset if the market value of the allowances drops with respect to the value at which they were recognized at the date on which they were received. The deferred income relating to the emission allowances received for no consideration that will be used to cover emissions made during the year is allocated to "Other Operating Income" in the consolidated income statement.

l) Provisions The present obligations at the consolidated balance sheet date arising from past events which could give rise to a probable loss for the Group which is uncertain as to its amount and timing are recognized as provisions in the consolidated balance sheet at the present value of the most probable amount that it is considered the Group will have to disburse to settle the obligation. Provisions are quantified on the basis of the best information available at the date of preparation of the consolidated financial statements on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. The obligations reflected in the consolidated balance sheet in respect of provisions for pensions and similar obligations and for labor force restructuring plans arise as a result of collective or individual agreements with the Group's employees which provide for the Company's obligation to supplement the public social security system benefits in the event of retirement, permanent disability, death or termination of the employment relationship as a result of an agreement between the parties. Provisions for pensions and similar obligations Most of the Group companies have pension obligations to their employees, which vary on the basis of the Group company at which they arose. These obligations, which combine defined benefits and defined contributions, are basically formalized in pension plans or insurance policies, except as regards certain benefits in kind, mainly electricity supply obligations, which, due to their nature, have not been externalized and are covered by the related in-house provisions. For the defined benefit plans, the companies recognize the expenditure relating to these obligations on an accrual basis over the working life of the employees by performing at the consolidated balance sheet date the appropriate actuarial studies calculated using the projected unit credit method. The past service costs relating to changes in benefits are recognized immediately with a charge to income as the benefits become vested. The defined benefit plan obligations represent the present value of the accrued benefits after deducting the fair value of the qualifying plan assets and are recognized under "Long-Term Provisions" on the liability side of the accompanying consolidated balance sheet. The actuarial losses and gains arising in the measurement of both the liabilities and the assets relating to these plans are recognized directly under "Equity Retained Earnings". Contributions to defined contribution plans are recognized as an expense in the consolidated income statement as the employees provide their services. For the defined benefit plans, if the difference between the actuarial liability for past services and the plan assets is positive, this difference is recognized under "Long-Term Provisions" on the liability side of the consolidated balance sheet, and if it is negative, it is recognized under "Trade and Other Receivables" on the asset side of the consolidated balance sheet, in the latter case, provided that it is recoverable by the Group. The post-employment plans that have been fully insured and in which, therefore, the Group has transferred the risk in full, are considered to be defined contribution plans and, accordingly, as with such plans, no asset or liability balances are recognized in this connection in the consolidated balance sheet. Provisions for labor force restructuring costs The Group recognizes termination benefits when there is an individual or collective agreement with the employees or a genuine expectation that such an agreement will be reached that will enable the employees, unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recorded in situations in which the Group has decided to give its consent to the termination of the employees when this has been requested by them. In all cases in which these provisions are recognized the employees have an expectation that these early retirements will take place.

The Group has labor force reduction plans in progress, mainly in Spain, under the related collective redundancy procedures approved by the government, which guarantee that benefits will be received throughout the pre-retirement period. The Endesa Group recognizes the full amount of the expenditure relating to these plans when the obligation arises by performing the appropriate actuarial studies to calculate the present actuarial obligation at year-end. The actuarial gains and losses disclosed each year are recognized in the consolidated income statement for that year. Provision for CO2 emission allowance costs From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year. The obligation to deliver emission allowances for the CO2 emissions made during the year is recognized as a short-term provision under "Current Trade and Other Payables" in the consolidated balance sheet, and the related cost was classified under "Other Variable Procurements and Services" in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognized under "Intangible Assets" in the consolidated balance sheet (see Notes 3-d and 3-k). If at the consolidated balance sheet date the Group does not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognized on the basis of the best estimate of the price that the Group will have to pay to acquire them. When a more appropriate estimate does not exist, the estimated acquisition price for the allowances not held by the Group is the market price at the consolidated balance sheet date. m) Translation of foreign currency balances Transactions in currencies other than the functional currency of each company are recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. During the year, the differences that arise between the balances translated at the exchange rate prevailing at the date of the transaction and the balances translated at the exchange rate prevailing at the date of collection or payment are recorded as finance costs or finance income in the consolidated income statement. Also, balances receivable or payable at 31 December each year denominated in currencies other than the functional currencies in which the financial statements of the consolidated companies are denominated are translated to euros at the year-end exchange rates. The resulting translation differences are recognized as finance costs or finance income in the consolidated income statement. Since 1 January 2004, the Group's policy has been to hedge a portion of the income of the Latin American companies that is directly linked to the performance of the US dollar through the obtainment of financing in US dollars. Since these transactions constitute cash flow hedges, the exchange differences arising on the debt in US dollars are recognized, net of the related tax effect, under "Equity - Unrealized Asset and Liability Revaluation Reserve", and are allocated to the consolidated income statement over the period in which the hedged cash flows will arise, which has been estimated to be ten years. n) Classification of balances as current and non-current In the accompanying consolidated balance sheet, balances due to be settled within 12 months are classified as current items and those due to be settled within more than 12 months as non-current items. Liabilities due within 12 months but whose long-term refinancing is assured at the Company's discretion, through existing long-term credit facilities, are classified as non-current liabilities. At 31 December 2006 and 2005, these balances amounted to EUR 1,983 million and EUR 2,740 million, respectively.

n) Income tax The current income tax expense is calculated by aggregating the current tax of the various companies arising from the application of the tax rate to the taxable profit for the year, after deducting the tax credits allowable for tax purposes, plus the change in deferred tax assets and liabilities and tax loss and tax credit carryforwards. Differences between the carrying amount of the assets and liabilities and their tax bases give rise to deferred tax assets and liabilities, which are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled. Income tax and changes in deferred tax assets and liabilities arising from business combinations are recognized in the consolidated income statement or in equity accounts in the consolidated balance sheet depending on where the profits or losses giving rise to them have been recognized. Changes arising from business combinations which are not recognized on the acquisition of the controlling interest because their recovery is not assured are recognized by reducing, where appropriate, the carrying amount of goodwill recognized when the business combination was accounted for or, if no such goodwill exists, using the aforementioned method. Deferred and other tax assets are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which the related temporary differences can be recovered or against which the related tax assets can be utilized. Deferred tax liabilities are recognized for all temporary differences, unless the temporary difference arises from the initial recognition of goodwill or is associated with investments in subsidiaries, associates and jointly controlled entities at which the Group can control the timing of the reversal thereof and it is probable that the difference will not reverse in the foreseeable future. Tax credits arising from economic events occurring in the year are deducted from the income tax expense, unless there are doubts as to whether they can be realized, in which case they are not recognized until they have effectively been realized, or unless they relate to specific tax incentives, in which case they are recognized as grants. The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the aforementioned analyses. On 2 November 2006, the Law on personal income tax and partially amending the Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws was approved in Spain. The new Corporation Tax Law establishes that the standard tax rate will be 32.5% for tax periods beginning on or after 1 January 2007 and 30% for tax periods beginning on or after 1 January 2008, as compared with the rate of 35% in force until 31 December 2006. The impact of the change in tax rates on the deferred tax assets and liabilities was recognized in the consolidated income statement, unless it was related with items previously charged or credited to equity accounts, in which case it was recognized directly in the related equity accounts in the consolidated balance sheet. Therefore, in 2006 a net charge of EUR 137 million was recognized under "Income Tax" in the accompanying consolidated income statement and a net charge of EUR 31 million was recognized directly against "Equity" in the accompanying consolidated balance sheet (see consolidated statement of recognized income and expense). On 27 December 2006, Law 1111 and Tax Reform Decree 1-3-07 modifying the tax statute relating to the taxes administered by the Colombian Directorate of National Taxes and Customs were approved in Colombia. This legislation has reduced the income tax rate to 34% in 2007 and to 33% for 2008 onwards. In 2006 a net charge of EUR 12 million was recognized under "Income Tax" in the accompanying consolidated income statement in relation to the effect of the change in tax rate on the deferred taxes recognized at the Group companies located in Colombia. o) Recognition of income and expenses Revenue and expenses are recognized on an accrual basis. Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group's ordinary activities in the year, provided that this inflow of economic benefits results in an increase in equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is valued at the fair value of the consideration received or receivable arising therefrom. Revenue associated with the rendering of services is only recognized if it can be estimated reliably, by reference to the stage of completion of the transaction at the balance sheet date. The Group excludes from the revenue figure gross inflows of economic benefits received by it when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account. When goods or services are exchanged or swapped for goods or services which are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The Group records for the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instrument. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale or usage requirements expected by the entity. Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. p) Earnings per share Basic earnings per share are calculated by dividing net profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies. The Group did not issue any potentially dilutive instruments of any kind leading to diluted earnings per share that differ from the basic earnings per share. q) Dividends The interim dividend out of the 2006 profit of Endesa, S.A. approved by the Board of Directors on 24 October 2006, amounting to EUR 529 million, which was paid on 2 January 2007, is presented as a deduction from the Group's equity at 31 December 2006. However, the final dividend amounting to EUR 1,207 million proposed by the Board of Directors of Endesa, S.A. to the shareholders at the Annual General Meeting will not be deducted from equity until it has been finally approved by the latter (see Note 13). r) Consolidated cash flow statements The cash flow statements reflect the changes in cash that took place in the year calculated using the indirect method. The following terms are used in the consolidated cash flow statements with the meanings specified: - Cash flows: inflows and outflows of cash and cash equivalents, which are investments with a term of less than three months and which are highly liquid and subject to an insignificant risk of changes in value. - Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities. - Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. - Financing activities: activities that result in changes in the size and composition of equity and borrowings.

4. Industry regulation and functioning of the electricity system a) Spain: General issues The electricity industry in Spain is basically regulated in Electricity Industry Law 54/1997, of 27 November ("the Electricity Industry Law"). The main features of this Law and subsequent implementing regulations are as follows: - Electricity is generated on a free-market basis, based on a system of sale offers tendered by the producers and a system of purchase bids submitted by consumers eligible to choose their power supply source ("eligible consumers") and by the distributors and retailers. - However, Royal Decree-Law 3/2006, which came into force on 1 March 2006, introduced a mechanism whereby all the power purchase and sale bids tendered from that date onwards simultaneously by producers and distributors in the same business group will be treated in the same way as physical bilateral contracts applying a provisional price of EUR 42.35/MWh. The government must determine the definitive price at which these transactions will be settled, on the basis of objective and transparent electricity market prices. The other power not treated in this way is priced at market prices. Also, Royal Decree 1634/2006 establishing the electricity tariff for 1 January 2007 onwards provides that in 2007 the provisional price to be considered for distributors in relation to power purchased through the aforementioned mechanism will be the matched daily and intra-daily electricity production market price plus the distributors’ average purchase price relating to adjustment, variances and supply guarantee services corresponding to that power for each programming period. - The system's economic and technical management, transmission and distribution continue to be regulated activities, and their remuneration is established by law in an official list of tariffs applicable throughout Spain. - All consumers of electricity are eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated tariff or to buy it in the liberalized market, either directly or through a retailer. Non-mainland and island electricity systems Article 12 of the Electricity Industry Law establishes that the activities involved in the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, Royal Decree 1747/2003, which regulates the island and non-mainland electricity systems, was passed on 19 December 2003, and the Ministerial Orders implementing that Royal Decree were approved on 30 March 2006. Royal Decree 1747/2003 regulates, inter alia, the remuneration of non-mainland production so as to cover the costs of this activity and the return on capital invested through the establishment of the related compensation payments. In 2002 the government recognized an account payable to Endesa for the excess costs relating to the production of nonmainland systems for 2001 and 2002 amounting to EUR 133 million. This amount will be recovered through the total electricity system income until 2010, and the collection right can be securitized. The balances receivable in this connection recognized on the asset side of the consolidated balance sheets at 31 December 2006 and 2005 amount to EUR 72 million and EUR 86 million, respectively (see Note 10). Also, in 2005 the Board of Directors made an estimate of the additional income that could arise from applying Royal Decree 1747/2003 and recognized an asset of EUR 511 million in this connection in the consolidated balance sheet at 31 December 2005 (see Note 10). In 2006 the Group calculated the collection right existing at 31 December 2006 in relation to the compensation payments for extra non-mainland production costs for 2001-2006 using the methodology established by the Ministerial Orders implementing Royal Decree 1747/2003. As a result, an amount of EUR 855 million additional to that recognized at 31 December 2005 was recognized on the asset side of the consolidated balance sheet at 31 December 2006 (see Note 10). The balance receivable at 31 December 2006 in connection with the compensation for extra non-mainland production costs totalled EUR 1,438 million, of which EUR 1,366 million are classified under "Non-Current Financial Assets Loans and Receivables" in the consolidated balance sheet (see Note 10) and the remaining EUR 72 million are classified under "Trade and Other Receivables". Electricity tariff The regulated electricity tariff is approved each year by the government through a Royal Decree. Royal Decree 1634/2006 provided for a revision of the integral and access tariffs from 1 January 2007 that takes into account the costs projected for that year. This revision established an increase of 4.3% in the integral tariffs and a reduction of 10% in the access tariffs. Also, from 1 July 2007 onwards there will be quarterly revisions of the integral tariff that will incorporate the cost revisions arising from the activities required to supply electricity. Lastly, Royal Decree 1634/2006 established that before 1 July 2007 the Dominant Operators, including Endesa, will make primary energy issues, consisting of power purchase options up to a given hourly capacity, exercisable throughout a pre-determined delivery or exercise period, with a delivery period from 1 July 2007 to 30 June 2009, inclusive. Financing of the shortfall in revenue from regulated activities Under Royal Decree-Law 5/2005, of 11 March, if the regulated revenue of the electricity system was not sufficient to cover the costs of the regulated activities, this shortfall had to be financed by the utilities indicated in the Royal Decree- Law on the basis of the percentages established therein. The Group's Parent, Endesa, must finance 44.16% of the shortfall in revenue from regulated activities. In 2005 the estimated shortfall in revenue from regulated activities amounted to EUR 3,830 million, of which Endesa financed EUR 1,691 million. On 20 November 2006, Endesa assigned this collection right to a consortium of banks. The consolidated balance sheet at 31 December 2005 included EUR 1,581 million in connection with this shortfall, based on the best estimate available at the date of preparation of the financial statements for 2005 (see Note 10). The difference between the shortfall recognized at 2005 year-end and the definitive shortfall did not have any effect on equity because it have rise to a higher-than-projected payment to finance it and a higher collection right relating to its recovery. Royal Decree-Law 3/2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities: 1. Since 3 March 2006, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law. 2. Generation revenue must be reduced to take into account the effect of the internalization in the setting of the wholesale market prices by the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007 that are associated with that revenue. As the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer’s power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalization on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances. Against this regulatory backdrop, which differs from that existing in prior years, Group management has analyzed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the Report of the Spanish National Energy Commission ("CNE") on the draft Ministerial Order. As a result of this analysis, the consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as bilateral physical contracts at the provisional price of EUR 42.35/MWh and revenue was reduced by EUR 121 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration. The Board of Directors consider that these amounts represent their best estimate based on the information available to them at the date of formal preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognized that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole. Royal Decree 1634/2006 provides for the reimbursement with a charge to electricity tariff revenue for the coming years of the shortfall in revenue from regulated activities for 2006 resulting from the settlements made by the CNE using the methodology in force. This reimbursement will be made to all the utilities that have financed the shortfall on the basis of the amounts actually contributed by each utility, including the borrowing costs incurred. Royal Decree 1634/2006 established provisionally the first annual payment to recover the shortfall in revenue from regulated activities for 2006. This annual payment amounts to EUR 173 million for the industry taken as whole. Based on the foregoing, the Board of Directors estimate that the financing of the shortfall in revenue from regulated activities for 2006 to be recovered by Endesa will amount to EUR 1,341 million, of which EUR 1,315 million are classified under "Non-Current Financial Assets Loans and Receivables" in the consolidated balance sheet (see Note 10) and the remaining EUR 26 million are classified under "Trade and Other Receivables". Also, Royal Decree 1634/2006 acknowledges ex-ante the existence of a shortfall in revenue from regulated activities that will arise in the period from 1 January 2007 to 31 March 2007, which amounts to EUR 750 million. In addition, it establishes that in the Royal Decrees modifying the electricity tariffs in 2007 will acknowledge ex ante the existence of a revenue shortfall in the settlements of regulated activities in whose calculation the shortfall or surplus from preceding quarters will be taken into account up to a maximum amount of five times the aforementioned amount. This shortfall will be financed with the income received from the assignment of the collection rights associated with the shortfall to third parties, which will be done through an auction process. The collection rights assigned will consist of the right to receive a given percentage of the monthly takings of the electricity system regulated by supply tariffs and access tariffs. This percentage, which will be the amount resulting from the straight-line recovery over 15 years of the amounts contributed, will be established by Royal Decree and will be revised annually. The recovery of the financing of the shortfall in revenue from regulated activities and the non-mainland system compensation payments in no case depends on the future sales of the Group. CO2 emission allowances Pursuant to Royal Decree 1866/2004 regulating the Spanish National CO2 Emission Allowances Plan for 2005-2007, Endesa must have allowances for the CO2 emissions made by it from 1 January 2005 onwards. Royal Decree 60/2005 approved the allocation for no consideration of individual emission allowances for each facility for 2005-2007. ENDESA was assigned emission allowances for the emission of 120.1 million tonnes of CO2 in that period. For the emissions made in excess of the volume of the allowances allocated to it, it must acquire the additional emission allowances in the market. b) Europe: Italy: Since 1 January 2005, the energy authorities, through "Delibera 253/04" and successive amendments, have authorized the active participation of the demand side of the market, allowing wholesalers and large customers to purchase their power on the power exchange with hourly bids. Under Law 239, since 2004 all customers, except residential consumers, have been eligible customers. The full liberalization of the market has been set for 1 July 2007. The power exchange is articulated through the following markets: - Power market: day-ahead market and balancing market with valuation of the bids at the marginal system price. - Supplementary services market with valuation of pay-as-bid offers. - Capacity market, governed by remuneration criteria established by the authority. Decree-Law 6/8/2004 established the amounts of costs of transition to competition to be received by the producers. This Decree-Law recognized the entitlement of the producers to receive a total of EUR 850 million for that period, of which EUR 169 million corresponded to Endesa Italia, S.p.A. The schedule for collecting the recognized amounts will span the period from 2005 to 2009. The income received in this connection is being recognized in the income statement on the basis of the useful lives of the assets and, therefore, this remuneration was recognized. The consolidated income statements for 2006 and 2005 include income of EUR 34 million and EUR 33 million, respectively, in this connection, and the accompanying consolidated balance sheets at 31 December 2006 and 2005 include EUR 10 million and EUR 120 million, respectively, under "Financial Assets" in relation to the outstanding balance receivable (see Note 10) and EUR 102 million and EUR 136 million under "Deferred Income" on the liability side of the consolidated balance sheets at 31 December 2006 and 2005, respectively, in relation to the income not yet recognized in the consolidated income statement. France: On 13 June 2005, the Energy Orientation Law was approved. This Law defines the energy objectives and policies in France and rounds off the current legislation on demand management, renewable energies and electricity transmission and distribution system quality. The Law establishes measures that ensure a sufficient level of investment in generating facilities and networks to guarantee the quality and security of supply of electricity. On 1 July 2007, the gas and electricity markets in France will be liberalized in full in accordance with the related European legislation. c) Latin America: The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows: Generation: In general, they are liberalized markets in which private-sector players take investment decisions freely based on the authorities' guidelines. The exception is Brazil, where the new generating capacity needs are identified by the Ministry, and the related investments are made through a system of energy bids made by the players. In all the countries there is a centralized dispatching system based on variable production costs which seek to optimize the available production resources. These variable costs determine the marginal generation price, except in Colombia, where dispatching is based on bids tendered by the players. Distribution: In the five countries in which the Group operates, the selling price to customers is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. Periodically, the regulator sets this price through distribution tariff revision processes. Accordingly, distribution is an essentially regulated activity.

In Argentina, Chile and Peru the purchase price for the distributors was tied to a generation purchase price calculated by the regulator, which was revised periodically. However, Chile and Peru changed their legislation to make it possible to tender energy bids at a fixed price at the request of the distributors. The two countries successfully completed their first bidding processes, at the end of 2006 in the case of Chile, and at the beginning of 2007 in the case of Peru. In Argentina, in January 2007 the authorities definitively approved the first tariff revision since 2002 whereby the remuneration acknowledged for Edesur was increased by 38%, which will be charged on all the tariff categories except residential tariffs. This tariff revision has retrospective effect from November 2005 and it is currently estimated that the effect on the margin of the retrospective effect from November 2005 to 31 December 2006 amounts to EUR 58 million. This amount will be recovered during the coming years. At the date of preparation of these consolidated financial statements certain aspects of the retrospective application of the tariff revision had not yet been determined with a view to ascertaining whether or not it is possible to recognize an asset in connection with this collection right. In Brazil the purchase price is based on the average prices in the bids for existing power and new power. However, the prices in the private contracts between companies that are still in force will remain unchanged during the term of the contracts. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole. The minimum supply thresholds at which electricity can be freely contracted in each country are as follows: Country Minimum MW Argentina 0.03 Brazil 3.0 Chile 0.5 Colombia 0.1 Peru 1.0 Integration and concentration limits: In general, the legislation in force defends free competition and defines criteria for preventing certain levels of economic concentration and/or market practices from damaging this competition. In principle, companies can engage in different activities (generation, distribution, retailing) provided that there is an appropriate degree of unbundling for both accounting and corporate law purposes. If this is permitted, it is in the transmission business in which the greatest restrictions are generally imposed, due mainly to its nature and to the need to guarantee adequate access to all players. In Argentina and Colombia there are specific restrictions on producers or distributors being majority shareholders of transmission companies. Additionally, in Colombia companies formed after 1994 may not be vertically integrated. Producers may not have ownership interests exceeding 25% in distributors, and vice versa. In Peru companies with a share of over 5% in a given business require authorization from the regulator to acquire a holding in a company operating in a different business. As regards concentration in a given business, in Argentina and Chile there are no limits on vertical or horizontal integration. In Peru integration is subject to authorization, 5% in the case of vertical integration and 15% in the case of horizontal integration. In Colombia, for the generation and retailing businesses companies may not have a market share of over 25%. Lastly, in Brazil, the only limit is a limit of 20% on horizontal integration in the national distribution market. The relevant legislation requires the authorization of the regulator for consolidations or mergers between players in the same segment. System access: In all countries, access rights and the related fee or access price are regulated by the relevant authority.

5. Property, plant and equipment The detail of the balance of "Property, Plant and Equipment" at 31 December 2006 and 2005 and of the changes therein in 2005 and 2004 is as follows: 31/12/06 Millions of Euros Property, Plant and Equipment in Use Cost Accumulated Depreciation Carrying Amount Property, Plant and Equipment in the Course of Construction Total Property, Plant and Equipment Land and structures 2,396 (1,210) 1,186 22 1,208 Electricity generating facilities: 36,204 (19,875) 16,329 2,296 18,625 Hydroelectric power plants 11,278 (5,173) 6,105 163 6,268 Coal-fired/fuel-oil power plants 12,377 (8,652) 3,725 634 4,359 Nuclear power plants 8,213 (5,172) 3,041 103 3,144 Combined cycle plants 3,255 (437) 2,818 646 3,464 Renewable energy plants 1,081 (441) 640 750 1,390 Transmission and distribution facilities: 19,956 (8,324) 11,632 1,655 13,287 High-voltage 2,255 (899) 1,356 265 1,621 Low- and medium-voltage 15,612 (6,332) 9,280 1,182 10,462 Measuring and remote control equipment 1,676 (931) 745 128 873 Other facilities 413 (162) 251 80 331 Other items of property, plant and equipment 1,547 (1,076) 471 123 594 TOTAL 60,103 (30,485) 29,618 4,096 33,714 31/12/05 Millions of Euros Property, Plant and Equipment in Use Cost Accumulated Depreciation Carrying Amount Property, Plant and Equipment in the Course of Construction Total Property, Plant and Equipment Land and structures 2,447 (1,075) 1,372 17 1,389 Electricity generating facilities: 35,576 (19,238) 16,338 1,735 18,073 Hydroelectric power plants 11,841 (5,232) 6,609 148 6,757 Coal-fired/fuel-oil power plants 12,146 (8,452) 3,694 564 4,258 Nuclear power plants 8,213 (5,031) 3,182 60 3,242 Combined cycle plants 2,629 (296) 2,333 609 2,942 Renewable energy plants 747 (227) 520 354 874 Transmission and distribution facilities: 18,855 (8,056) 10,799 1,459 12,258 High-voltage 2,302 (858) 1,444 205 1,649 Low- and medium-voltage 14,568 (6,103) 8,465 1,144 9,609 Measuring and remote control equipment 1,626 (912) 714 54 768 Other facilities 359 (183) 176 56 232 Other items of property, plant and equipment 1,687 (1,186) 501 92 593 TOTAL 58,565 (29,555) 29,010 3,303 32,313

Millions of Euros Property, Plant and Equipment in Use Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Disposals Transfers and Other Translation Differences Balance at 31/12/06 Land and structures 2,447 - 12 (20) (33) (10) 2,396 Electricity generating facilities: 35,576 235 387 (126) 904 (772) 36,204 Hydroelectric power plants 11,841 - 9 (34) 46 (584) 11,278 Coal-fired/fuel-oil power plants 12,146 - 191 (59) 304 (205) 12,377 Nuclear power plants 8,213 - 15 (18) 3 - 8,213 Combined cycle plants 2,629 - 86 (14) 537 17 3,255 Renewable energy plants 747 235 86 (1) 14 - 1,081 Transmission and distribution facilities: 18,855 - 2 (149) 1,717 (471) 19,954 High-voltage 2,302 - 1 (18) 127 (159) 2,253 Low- and medium-voltage 14,568 - 1 (88) 1,367 (236) 15,612 Measuring and remote control equipment 1,626 - - (42) 111 (19) 1,676 Other facilities 359 - - (1) 112 (57) 413 Other items of property, plant and equipment 1,687 - 19 (66) (43) (48) 1,549 TOTAL 58,565 235 420 (361) 2,545 (1,301) 60,103 Millions of Euros Property, Plant and Equipment in the Course of Construction Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Disposals Transfers and Other Translation Differences Balance at 31/12/06 Land and structures 17 - 18 (1) (12) - 22 Electricity generating facilities: 1,735 92 1,377 (16) (891) (1) 2,296 Hydroelectric power plants 148 - 99 (14) (55) (15) 163 Coal-fired/fuel-oil power plants 564 - 486 - (417) 1 634 Nuclear power plants 60 - 69 - (26) - 103 Combined cycle plants 609 - 434 - (410) 13 646 Renewable energy plants 354 92 289 (2) 17 - 750 Transmission and distribution facilities: 1,459 - 1,899 (5) (1,691) (7) 1,655 High-voltage 205 - 176 (5) (107) (4) 265 Low- and medium-voltage 1,144 - 1,446 - (1,397) (11) 1,182 Measuring and remote control equipment 54 - 173 - (107) 8 128 Other facilities 56 - 104 - (80) - 80 Other items of property, plant and equipment 92 - 49 - (25) 7 123 TOTAL 3,303 92 3,343 (22) (2,619) (1) 4,096

Millions of Euros Accumulated Depreciation Balance at 31/12/05 Inclusion/ Exclusion of Companies Charge for the Year (*) Disposals Transfers and Other Translation Differences Balance at 31/12/06 Land and structures (1,075) - (59) 13 (90) 1 (1,210) Electricity generating facilities: (19,238) (151) (960) 88 67 319 (19,875) Hydroelectric power plants (5,232) - (232) 25 (2) 268 (5,173) Coal-fired/fuel-oil power plants (8,452) - (354) 40 61 53 (8,652) Nuclear power plants (5,031) - (154) 11 2 - (5,172) Combined cycle plants (296) - (151) 12 (2) (437) Renewable energy plants (227) (151) (69) 6 - (441) Transmission and distribution facilities: (8,056) - (620) 105 71 176 (8,324) High-voltage (858) - (81) 5 (2) 37 (899) Low- and medium-voltage (6,103) - (438) 65 42 102 (6,332) Measuring and remote control equipment (912) - (88) 34 31 4 (931) Other facilities (183) - (13) 1 33 (162) Other items of property, plant and equipment (1,186) - (67) 68 108 1 (1,076) TOTAL (29,555) (151) (1,706) 274 156 497 (30,485) (*) Also, in 2006 impairment losses amounting to EUR 13 million were recognized. Millions of Euros Property, Plant and Equipment in Use Balance at 31/12/04 Inclusion/ Exclusion of Companies Additions Disposals Transfers and other Translation Differences Balance at 31/12/05 Land and structures 2,349 - 70 (16) 3 41 2,447 Electricity generating facilities: 33,191 98 233 (190) 696 1,548 35,576 Hydroelectric power plants 10,628 - 25 (2) (97) 1,287 11,841 Coal-fired/fuel-oil power plants 11,829 (3) 95 (166) 260 131 12,146 Nuclear power plants 8,130 - 11 (22) 94 - 8,213 Combined cycle plants 2,011 - 63 - 425 130 2,629 Renewable energy plants 593 101 39 - 14 - 747 Transmission and distribution facilities: 16,648 - 10 (53) 1,309 941 18,855 High-voltage 1,631 - 2 (8) 358 319 2,302 Low- and medium-voltage 13,328 - 5 (28) 718 545 14,568 Measuring and remote control equipment 1,358 - 3 (17) 222 60 1,626 Other facilities 331 - - - 11 17 359 Other items of property, plant and equipment 1,614 (2) 29 (46) 7 85 1,687 TOTAL 53,802 96 342 (305) 2,015 2,615 58,565 Millions of Euros Property, Plant and Equipment in the Course of Construction Balance at 31/12/04 Inclusion/ Exclusion of Companies Additions Disposals Transfers and Other Translation Differences Balance at 31/12/05 Land and structures 7 - 37 - (27) - 17 Electricity generating facilities: 1,311 10 1,061 (6) (652) 11 1,735 Hydroelectric power plants 134 - 65 (4) (57) 10 148 Coal-fired/fuel-oil power plants 238 (4) 413 - (84) 1 564 Nuclear power plants 58 - 72 - (70) - 60 Combined cycle plants 669 - 375 - (435) - 609 Renewable energy plants 212 14 136 (2) (6) - 354 Transmission and distribution facilities: 882 - 1,769 - (1,253) 61 1,459 High-voltage 162 - 152 - (125) 16 205 Low- and medium-voltage 627 - 1,383 - (901) 35 1,144 Measuring and remote control equipment 43 - 112 - (106) 5 54 Other facilities 50 - 122 - (121) 5 56 Other items of property, plant and equipment 137 - 49 - (101) 7 92 TOTAL 2,337 10 2,916 (6) (2,033) 79 3,303

Millions of Euros Accumulated Depreciation Balance at 31/12/04 Inclusion/ Exclusion of Companies Charge for the Year (*) Disposals Transfers and Other Translation Differences Balance at 31/12/05 Land and structures (1,017) - (58) 4 - (4) (1,075) Electricity generating facilities: (17,879) (6) (974) 167 (4) (542) (19,238) Hydroelectric power plants (4,523) - (273) 1 26 (463) (5,232) Coal-fired/fuel-oil power plants (8,127) 6 (401) 155 (27) (58) (8,452) Nuclear power plants (4,890) - (152) 11 - - (5,031) Combined cycle plants (180) - (102) - 7 (21) (296) Renewable energy plants (159) (12) (46) - (10) - (227) Transmission and distribution facilities: (7,128) - (583) 37 (33) (349) (8,056) High-voltage (586) - (81) 5 (85) (111) (858) Low- and medium-voltage (5,374) - (404) 18 (133) (210) (6,103) Measuring and remote control equipment (803) - (84) 14 (22) (17) (912) Other facilities (365) - (14) - 207 (11) (183) Other items of property, plant and equipment (1,205) 2 (51) 39 57 (28) (1,186) TOTAL (27,229) (4) (1,666) 247 20 (923) (29,555) (*) Also, in 2005 impairment losses amounting to EUR 26 million were recognized. The detail of the investments in property, plant and equipment, without considering those in investment property, made in 2006 and 2005 in the various geographical areas and businesses in which the Group operates is as follows: Millions of Euros 2006 Generation Distribution and Transmission Other Total Spain and Portugal 1,171 1,408 51 2,630 Rest of Europe 265 - 6 271 Latin America 328 493 41 862 TOTAL 1,764 1,901 98 3,763 Millions of Euros 2005 Generation Distribution and Transmission Other Total Spain and Portugal 943 1,389 50 2,382 Rest of Europe 185 - 91 276 Latin America 166 390 44 600 TOTAL 1,294 1,779 185 3,258 The investments in property, plant and equipment in the electricity generation business in Spain and Portugal include the advances made in the new capacity programme and, among other projects, the construction and connection to the system of the Cristóbal Colón (Huelva) 400 MW combined cycle plant and the construction work on the As Pontes (A Coruña) 800 MW combined cycle plant, conversion to the use of imported coal of units 3 and 4 of the As Pontes (A Coruña) fossil-fuel plant, and the construction of the desulphurization units of the Alcudia, Compostilla, Teruel, Los Barrios and Almeria plants, together with the measures required to reduce NOx emissions by the fossil-fuel units of the coal-fired facilities. The investments in property, plant and equipment in the electricity generation business in the rest of Europe relate mainly to the performance of repowering projects in Italy and to the construction of the desulphurization units of the Ostiglia and Tavazzano plants in Italy and of the Provence and CEH plants in France.

The investments in property, plant and equipment in the electricity generation business in Latin America include, among other projects, the construction in Chile of the San Isidro II 377 MW combined cycle plant, of the Palmucho 32 MW hydroelectric plant of the Termocartagena 190 MW plant; the construction in Peru of the second Etevensa combined cycle plant, which will be called Etevensa II; and the work to convert Etevensa I to combined cycle technology. The investments in distribution relate to network extensions and expenditure aimed at optimizing the functioning thereof in order to improve the efficiency and quality of the service provided. At 31 December 2006 and 2005, property, plant and equipment included EUR 145 million and EUR 107 million, respectively, relating to the carrying amount of assets held under finance leases. The detail of the present value of the future payments under these leases at 31 December 2006 is as follows: Year Millions of Euros 2007 9 2008 25 2009 8 2010 and subsequent years 83 The consolidated income statements for 2006 and 2005 include EUR 91 million and EUR 92 million, respectively, relating to payments under operating leases in those years for property, plant and equipment in use. The detail at 31 December 2006 of the future payments under those leases is as follows: Year Millions of Euros 2007 67 2008 61 2009 59 2010 and subsequent years 225 At 31 December 2006 and 2005, the Group had property, plant and equipment purchase commitments amounting to EUR 1,758 million and EUR 1,974 million, respectively. Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject and the claims that might be filed against them for carrying on their business activities. These policies are considered to adequately cover the related risks. The loss of profit that might arise as a result of outages is also covered. In 2006 indemnity payments totaling EUR 15 million were received from insurance companies for claims and losses. As a result of the reduction of the physical power and supply guarantee by the Brazilian authorities for the Argentina- Brazil interconnection due to the Argentine energy crisis, Cien (a company controlled 100% by the Group with an ownership interest of 59.5%) made progress with the steps required to modify its business to focus exclusively on the management of the interconnection line in order to receive regulated fees and discontinued cross-border power purchases and sales between the two countries. To this end, the company renegotiated its power supply contracts with Copel and is seeking remuneration that is compatible with its actual status as an international electricity transmission utility. The definitive business structure of Cien is expected to have been defined by the end of 2007. The Board of Directors consider that the negotiations will be successfully completed in 2007, making the new business plan viable, which will make it possible to recover in full the carrying amount of CIEN’s property, plant and equipment, which totaled EUR 359 million at 31 December 2006.

6. Investment property The detail of "Investment Property" and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Investments Transfer of Properties Reduction Due to Disposal Translation Differences Other Balance at 31/12/06 Properties in Spain 4 - 30 (1) - (1) 32 Properties in Latin America 67 7 - (16) (10) 1 49 TOTAL 71 7 30 (17) (10) - 81 Millions of Euros Balance at 31/12/04 Transfer of Properties Reduction Due to Disposal Translation Differences Balance at 31/12/05 Properties in Spain - 4 - - 4 Properties in Latin America 58 - (4) 13 67 TOTAL 58 4 (4) 13 71 The market value of the investment property at 31 December 2006 was approximately EUR 513 million. The total market value of the investment property at 31 December 2005 was between approximately EUR 462 million and EUR 635 million (see Note 3-b). The properties disposed of in 2006 were sold for EUR 300 million, of which EUR 240 million related to the sale of land in Palma de Mallorca to Neinver Bolonia, S.L., in which, after the sale, Endesa acquired an ownership interest of 45% (see Notes 9 and 23). The direct expenses relating to investment property recognized in the consolidated income statements for 2006 and 2005 are not material. 7. Intangible assets The detail of "Intangible Assets" and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Amortization (*) Disposals Transfers and Other Translation Differences Balance at 31/12/06 CO2 emission allowances 531 4 802 (121) (786) (1) - 429 Computer software 212 - 105 (71) (4) - - 242 Connection points (Note 8) - - - - - 72 - 72 Other 120 - 22 (11) (1) (68) (1) 61 TOTAL 863 4 929 (203) (791) 3 (1) 804 (*) Including impairment losses amounting to EUR 116 million. Millions of Euros Balance at 31/12/04 Inclusion/ Exclusion of Companies Additions Amortization Disposals Transfers and Other Translation Differences Balance at 31/12/05 CO2 emission allowances - - 531 - - - - 531 Computer software 212 - 71 (77) - (2) 8 212 Connection points - - - - - - - - Other 111 (3) 10 (7) (3) 11 1 120 TOTAL 323 (3) 612 (84) (3) 9 9 863

CO2 emission allowances The amount recognized for CO2 emission allowances includes EUR 334 million at 31 December 2006 and EUR 374 million at 31 December 2005 relating to allowances allocated for no consideration under the National Emission Allowance Allocation Plans of each of the European countries in which the Group operates. The emission allowances received for no consideration relate to 53 million tons in 2006 and to 46.1 million tons in 2005. The National Allocation Plans approved in the European countries in which the Group engages in generating activities also provided for the allocation of emission allowances for no consideration totalling 52 million tons in 2007. The detail of the emission allowances allocated to the Group for no consideration for 2007, 2006 and 2005 is as follows: Millions of Tonnes 2007 2006 2005 Spain 38 39 43 Italy 11 11 11(1) France 2 2 2 Poland 1 1 1 TOTAL 52 53 57 (1) No emission allowances were allocated to Endesa Italia S.p.A. in 2005 because the Italian National Allowance Allocation Plan was approved in 2006 and, therefore, the 2005 financial statements do not reflect any allocation of allowances in this connection. The detail of the emission allowances consumed by the Endesa Group in 2006 and 2005, which totaled 62 million tons and 67 million tons, respectively, is as follows: Millions of Tonnes 2006 2005 Spain 46 52 Italy 14 13 France 1 1 Poland 1 1 TOTAL 62 67 At 31 December 2006, the provision included in the consolidated balance sheet in respect of the emissions made by the Group in 2006 amounted to EUR 418 million. Of this amount, EUR 334 million will be covered by the emission allowances received in the related National Allocation Plans and EUR 84 million will be covered by the allowances acquired during the year. Substantially all the emission allowances recognized in the consolidated balance sheet at 31 December 2005 were used in 2006 to cover the CO2 emissions made in 2005. Similarly, most of the emission allowances recognized in the consolidated balance sheet at 31 December 2006 will be used in 2007 to cover the CO2 emissions made in 2006. At 31 December 2006 and 2005, the CO2 emission allowance purchase commitments amounted to EUR 66 million and EUR 4 million, respectively. Connection points As a result of the acquisition of Finerge in 2005 and the valuation of this company’s assets and liabilities in 2006, it was disclosed that there are intangible assets amounting to EUR 72 million relating to permits received by the company from the Portuguese state prior to its inclusion in the Group for the installation of wind farms, i.e. the so-called "connection points". Connection points are considered to be intangible assets with indefinite useful lives since the connection point concessions do not expire and the Company considers that, in the present circumstances, it will continue to use them indefinitely and, therefore, they are not amortized. On the basis of the estimates and projections available to the Board of Directors, the forecasted cash flows attributable to the intangible assets will be exceeding the carrying value of the assets and therefore make it possible to recover the carrying amount of these assets recognized at 31 December 2006.

8. Goodwill The detail, by cash-generating unit (or group of units) to which it is allocated, of goodwill and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Additions Disposals Translation Differences Other Balance at 31/12/06 Subsidiaries in Chile 2,368 - - (380) - 1,988 Endesa Italia 1,293 - - - 94 1,387 Snet 178 23 - - - 201 Coelce 156 - - (4) - 152 Finerge 145 - - - (94) 51 Ampla 111 - - (2) - 109 Ferrara - 32 - - (5) 27 Teverola - 40 - - (6) 34 Other 27 12 - - (2) 37 TOTAL 4,278 107 - (386) (13) 3,986 Millions of Euros Balance at 31/12/04 Additions Disposals Translation Differences Other Balance at 31/12/05 Subsidiaries in Chile 1,808 3 - 557 - 2,368 Endesa Italia 1,324 - - - (31) 1,293 Snet 183 - - - (5) 178 Coelce 121 - - 35 - 156 Finerge - 145 - - - 145 Ampla 99 - - 12 - 111 Other 21 - - 6 - 27 TOTAL 3,556 148 - 610 (36) 4,278 The addition to the goodwill relating to Snet in 2006 relates to an adjustment for the contingent payment for the acquisition of the group headed by this company. The valuation of the assets and liabilities of Finerge required to calculate the related goodwill was completed in 2006. After this definitive allocation, the goodwill relating to Finerge amounted to EUR 51 million. Had the assets and liabilities been measured and the goodwill determined at the date of acquisition, the profit for 2005 would not have differed significantly with respect to that included in the financial statements for 2005. The assets and liabilities of Finerge were measured as follows: Millions of Euros Property, plant and equipment 82 Intangible assets: connection points (Note 7) 72 Other assets 89 Minority interests (6) Non-current liabilities (115) Current liabilities (21) Total net value of assets and liabilities 101 Acquisition price 152 Goodwill 51 At the date of preparation of these consolidated financial statements the valuation of the assets and liabilities of Teverola and Ferrara with a view to definitively allocating the goodwill had not been completed.

9. Investments accounted for using the equity method The detail of the main Group investees accounted for using the equity method and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Inclusion/ Exclusion of Companies Additions Disposals Result of Companies Accounted for Using the Equity Method Dividends Translation Differences Transfers and Other Balance at 31/12/06 Gas Atacama 130 - - - 4 - (4) - 130 Tejo Energía 87 - - - 1 (4) - - 84 Nuclenor 63 - - - 31 (33) - 1 62 Tahaddart 22 - 3 - 3 (2) - - 26 E.E. Da Alvadia 2 - - (1) 1 - - 20 22 Altek 30 - - - (5) - (5) 1 21 Ergosud 19 - - - - - - - 19 E.E. Vale Do Minho - - - - - - - 19 19 AIE Ascó- Vandellos 16 - - - - - - 1 17 Tirme 11 - - - 3 (1) - - 13 E.E. Da Espiga - - - - - - - 11 11 Elcogas 18 - - - - - - (10) 8 Neinver Bolonia - - 27 - - - - (27) - Other 225 - 25 (7) 25 (21) (3) (27) 217 TOTAL 623 - 55 (8) 63 (61) (12) (11) 649 Millions of Euros Balance at 31/12/04 Inclusion/ Exclusion of Companies Additions Disposals Result of Companies Accounted for Using the Equity Method Dividends Translation Differences Transfers and Other Balance at 31/12/05 Gas Atacama 111 - - - 9 - 13 (3) 130 Tejo Energía 83 - 5 - 6 (11) - 4 87 Nuclenor 80 - - - 19 (33) - (3) 63 Altek 45 - - - (1) - 4 (18) 30 Tahaddart 11 - - - 2 - - 9 22 Ergosud 19 - - - - - - - 19 Elcogas 22 - - - (4) - - - 18 Auna 1.083 - - (904) 10 - - (189) - Smartcom 402 - - (411) (2) - 11 - - Sidec 30 - - (56) 8 (2) - 20 - NQF Gas 21 - - - 1 - - (22) - Other 284 (22) 1 (1) 19 (12) 6 (21) 254 TOTAL 2.191 (22) 6 (1.372) 67 (58) 34 (223) 623

The main transaction performed by the Group in 2006 in connection with the companies accounted for using the equity method was the acquisition of 45% of the share capital of Neinver Bolonia for EUR 27 million. This investment is carried at a zero balance in the consolidated balance sheet at 31 December 2006 since, prior to the acquisition of the investment, the Group sold some land in Palma de Mallorca to this company (see Note 6). The adjustment to eliminate 45% of the gain obtained by the Group on the sale was deducted from the carrying amount of the investment to leave it with a zero balance. Also, a liability of EUR 13.5 million was recognized under "Long-Term Provisions" in the consolidated balance sheet in relation to the only obligation assumed by the Group to make future contributions for the operations of this company. This amount was also deducted from the total gain obtained on the sale of the land. The Group will not make any additional contribution to this company exceeding the EUR 13.5 million recognized on the liability side of the consolidated balance sheet. Therefore, the Group has only recognized the amount of the gain obtained on the sale relating to the portion for which all the risks and rewards of ownership of the land have been transferred (see Note 23). The main transactions carried out by the Group in 2005 in respect of companies accounted for using the equity method were as follows (see Note 23): - The sale of 27.7% of the share capital of the telecommunications operator Auna to France Telecom España S.A. for EUR 2,221 million. Following this sale the Group had an ownership interest of 5.01% in Auna which was transferred to "Non-Current Financial Assets" in the accompanying consolidated balance sheet, where is was classified at 31 December 2005. This investment was subsequently sold to Deutsche Bank (see Note 10). - The sale of the Group's entire investment in Smartcom Pcs for EUR 408 million. - The sale of Snet's investment in the electricity producer Séchilienne-Sidec ("Sidec") for EUR 104 million. Following is information at 31 December 2006 and 2005 from the financial statements of the main companies over which the Group holds joint control (see Note 3-h): 31/12/06 Millions of Euros %of Ownership Non-Current Assets Current Assets Non-Current Liabilities Current Liabilities Revenue Ordinary Expenses Nuclenor 50% 189 127 106 56 208 102 Ergon Energía 50% - 92 - 89 694 691 Tejo Energía 38.9% 510 152 467 7 190 173 Pegop 50% - 11 - 6 20 13 Carbopego 50% - 14 - 6 85 86 Gas Atacama 50% 489 62 264 32 197 169 A.I.E. Ascó Vandellós 85.4% 143 132 171 85 165 157 31/12/05 Millions of Euros %of Ownership Non-Current Assets Current Assets Non-Current Liabilities Current Liabilities Revenue Ordinary Expenses Nuclenor 50% 150 121 55 62 210 101 Ergon Energía 50% - 75 - 73 383 381 Tejo Energía 38.9% 510 106 360 71 228 194 Pegop 50% 8 - - 3 19 13 Carbopego 50% 21 - 11 - 98 94 Gas Atacama 50% 823 221 615 170 206 172 A.I.E. Ascó Vandellós 85.4% 153 146 187 93 156 148

Gas Atacama, a company in which the Group has an interest of 50% (percentage of ownership of 18%), has entered into various contracts to supply power to its customers in Chile. In view of the growing difficulties involved in importing natural gas from neighboring countries at competitive prices, Gas Atacama has been forced to generate electricity using alternative fuels. The new supply scenarios could condition the future viability of the company due both to breakdowns in the gas supply chain and to the fact that the additional costs cannot be passed on to the end consumers. In order to be able to ensure the economic viability of the business and to avoid future claims for breach of contract, management of Gas Atacama is analyzing, together with other partners, a project to build a regasification plant. The directors consider that this new plant would provide Gas Atacama with a continuous supply of fuel to be able to fulfill its business plan, on which is based the recoverability of the net investment recognized in the accompanying consolidated balance sheet at 31 December 2006 amounting to EUR 259 million, of which EUR 130 million relate to the investment accounted for using the equity method and EUR 129 million relate to loans granted (see Note 25). Following is information at 31 December 2006 and 2005 from the financial statements of the main companies over which the Group exercises significant influence: 31/12/06 Millions of Euros %of Ownership Non-Current Assets Current Assets Non-Current Liabilities Current Liabilities Revenue Ordinary Expenses Elcogas 40.87% 265 168 16 393 117 123 Tirme 40% 199 48 139 82 68 58 31/12/05 Millions of Euros %of Ownership Non-Current Assets Current Assets Non-Current Liabilities Current Liabilities Revenue Ordinary Expenses Elcogas 40.87% 296 81 287 53 135 145 Tirme 40% 191 38 154 53 69 59 A complete list of the investees over which the Group exercises joint control or significant influence is included in Appendix II to these notes to the consolidated financial statements. The economic and financial aggregates of the other companies over which the Endesa Group exercises joint control or significant influence are not material. 10. Non-current financial assets The detail of "Non-Current Financial Assets" in the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/05 Additions or Charge for The Year Disposals or Reductions Valuation Adjustment against Equity (*) Translation Differences Transfers and Other Balance at 31/12/06 Loans and receivables 3,374 2,561 (1,902) - (26) (126) 3,881 Available-for-sale financial assets 664 3 (400) 26 (7) 46 332 Financial derivatives (Note 18) 142 - (5) 50 - 124 311 Impairment losses (46) (1) 5 - - - (42) TOTAL 4,134 2,563 (2,302) (76) (33) 44 4,482 (*) Classified under "Equity Unrealized Asset and Liability Revaluation Reserve" or "Equity Of Minority Interests", as appropriate.

Millions of Euros Balance at 31/12/04 First-Time Application of IASs 32 and 39 Additions or Charge for the Year Disposals or Reductions Valuation Adjustment against Equity (*) Translation Differences Transfers and Other Balance at 31/12/05 Loans and receivables 1,100 (109) 2,397 (152) - 98 40 3,374 Available-for-sale financial assets 241 41 5 (37) 237 1 176 664 Financial derivatives (Note 18) - 154 16 - (28) - - 142 Impairment losses (45) - (12) 13 - (1) (1) (46) TOTAL 1,296 86 2,406 (176) 209 98 215 4,134 (*) Classified under "Equity Unrealized Asset and Liability Revaluation Reserve" or "Equity Of Minority Interests", as appropriate. Loans and receivables The detail of "Loans and Receivables" at 31 December 2006 and 2005 is as follows: Millions of Euros Balance at 31/12/06 Balance at 31/12/05 Financing of the shortfall in revenue from regulated activities in Spain (Note 4-a) 1,315 1,581 Compensation payments for extra non-mainland production costs (Note 4-a) 1,366 579 Costs of transition to competition of Endesa Italia (Note 4-b) 10 120 Guarantees and deposits 455 365 Loans to associates and jointly controlled entities 287 269 Loans to employees 87 156 Other loans 361 304 TOTAL 3,881 3,374 The fair value of these assets approximates their carrying amount. On 20 November 2006, Endesa entered into an agreement for the assignment of all the collection rights relating to the shortfall in revenue from regulated activities in Spain for 2005 with BNP Paribas and Banesto. The proceeds from the sale amounted to EUR 1,676 million. This amount could be modified on the basis of the possible changes that might arise in certain variables in the settlement of the collection rights with respect to the amount used in calculating the purchase price. The analysis performed disclosed that the Group has transferred substantially all the risks and rewards of ownership of the collection rights relating to the shortfall in revenue from regulated activities in 2005 and, therefore, it derecognized this asset. The detail, by maturity, of the current and non-current loans to associates and jointly controlled entities at 31 December 2006 and 2005 is as follows: Millions of Euros Current Maturity Non-Current Maturities Balance at 31/12/06 2007 2008 2009 2010 2011 Subsequent Years Total Euro loans 134 13 4 13 44 13 47 121 Foreign currency loans 166 - 129 - - - 37 166 TOTAL 300 13 133 13 44 13 84 287

Millions of Euros Current Maturity Non-Current Maturities Balance at 31/12/05 2006 2007 2008 2009 2010 Subsequent Years Total Euro loans 123 1 2 1 2 - 117 122 Foreign currency loans 147 - 147 - - - - 147 TOTAL 270 1 149 1 2 - 117 269 These loans earned average interest at 5.67% and 4.33% in 2006 and 2005, respectively. Available-for-sale financial assets In 2005 the 5.01% investment in Auna still held by the Group following the sale of the 27.7% ownership interest to France Telecom (see Note 9) was transferred to this line item. The 5.01% investment in Auna was subsequently sold to Deutsche Bank for EUR 359 million. Endesa is entitled to receive 90% of the portion of the selling price in the first transaction made with these shares on or after 8 November 2008 that exceeds the amount of EUR 361 million capitalised at an annual rate of 4.5%. The asset relating this investment was derecognized in 2006 because the period for exercising their pre-emption rights by the other shareholders of Auna had expired. This heading also includes the Group's investment of 3% in Red Eléctrica de España, S.A. ("Red Eléctrica"), which was carried at EUR 132 million at 31 December 2006 (31 December 2005: EUR 106 million), of which EUR 106 million are classified under "Equity - Unrealized Asset and Liability Revaluation Reserve" (31 December 2005: EUR 80 million) (see Note 13). Under Royal Decree-Law 5/2005, of 11 March, the Group must reduce its investment in Red Eléctrica to 1% before 1 January 2008. 11. Inventories The detail of "Inventories" 31 December 2006 and 2005 is as follows: Millions of Euros 31/12/06 31/12/05 Fuel stocks: 676 623 Nuclear fuel 204 253 Other 472 370 Other inventories 223 205 Valuation adjustment (17) (16) TOTAL 882 812 The fuel stock purchase commitments at 31 December 2006 and 2005 amounted to EUR 17,644 million and EUR 20,276 million, respectively, assuming that the market price at each year-end, in the cases in which prices are tied to market prices, would be applied. A portion of these commitments relates to natural gas purchase agreements with "take or pay" clauses. The Board of Directors consider that the Group will be able to fulfil these obligations and, therefore, they do not expect any contingency to arise in this connection. 12. Trade and other receivables The detail of "Trade and Other Receivables" at 31 December 2006 and 2005 is as follows: Millions of Euros Trade and Other Receivables 31/12/06 31/12/05 Trade receivables for sales 4,029 4,397 Tax assets: 960 864 Income tax 570 456 Other taxes 390 408 Other receivables 1,179 1,186 Valuation adjustment (349) (349) TOTAL 5,819 6,098

In 2006 the average trade receivable collection period was 28 days (2005: 27 days) and, consequently, the fair value of trade receivables approximates their carrying amount. 13. Equity The detail of the Group's equity at 31 December 2006 and 2005 and of the changes therein is as follows:

Share Capital Share Premium Legal Reserve Revaluation Reserves Restricted Reserves Translation Differences Unrealized Asset and Liability Revaluation Reserve Retained Earnings Interim Dividend Total Equity of the Parent Equity of Minority Interests Total Equity Balance at 31/12/04 1,271 1,376 285 1,714 170 (20) 57 4,163 (288) 8,728 5,405 14,133 First-time application of IASs 32 and 39 - - - - - - (49) (143) - (192) (1,574) (1,766) Distribution of profit - - - - - - - (782) 288 (494) (216) (710) Income and expenses recognized in equity - - - - - 749 187 (209) - 727 693 1,420 Profit for the year - - - - - - - 3,182 - 3,182 575 3,757 Interim dividend - - - - - - - - (323) (323) - (323) Inclusion/Exclusion of companies - - - - - - - - - - 113 113 Other payments to shareholders - - - - - - - (14) - (14) (283) (297) Corporate restructuring - - - - - - - (24) - (24) 24 - Balance at 31/12/05 1,271 1,376 285 1,714 170 729 195 6,173 (323) 11,590 4,737 16,327 Distribution of profit - - - - - - - (2,541) 323 (2,218) (346) (2,564) Income and expenses recognized in equity - - - - - (402) (81) (20) - (503) (366) (869) Profit for the year - - - - - - - 2,969 - 2,969 829 3,798 Interim dividend - - - - - - - - (529) (529) - (529) Inclusion/Exclusion of companies - - - - - - - - - - (61) (61) Other payments to shareholders - - - - - - - - - - (80) (80) Corporate restructuring - - - - - - - (18) - (18) (68) (86) Balance at 31/12/06 1,271 1,376 285 1,714 170 327 114 6,563 (529) 11,291 4,645 15,936 Legal Documentation 45 endesa06

13.1. Equity: Of the Parent Share capital At 31 December 2006, the share capital of Endesa, S.A. amounted to EUR 1,270,502,540.40 and was represented by 1,058,752,117 fully subscribed and paid shares of EUR 1.2 par value each, all of which are listed on the Spanish Stock Exchanges. There were no changes in 2006 or 2005. At 31 December 2006, 15,952,756 shares of Endesa, S.A. were listed on the New York Stock Exchange in the form of ADRs (2005: 22,676,060 shares). Endesa, S.A.'s shares are also traded on the Santiago de Chile Offshore Stock Exchange. On 16 November 2006, the Spanish National Securities Market Commission ("CNMV") authorized the takeover bid for all the shares of Endesa, S.A. presented by E.On Zwölfte Verwaltungs GmbH ("E.On"), a subsidiary of E.On AG. E.On’s bid is conditional upon the acquisition of at least 529,481,934 shares of Endesa, representing 50.01% of its share capital. Share premium The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use. Legal reserve Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. The Group's Parent has recorded the legal reserve in full. Revaluation reserves The balance of "Revaluation Reserves" arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996, of 7 June. From 1 January 2007, the aforementioned balance can be used, free of tax, to offset future accounting losses and to increase share capital, or be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized. Translation differences The detail, by company, of translation differences net of taxes in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

Millions of Euros Translation differences 31/12/06 31/12/05 Codensa 82 116 Emgesa 59 85 Ampla 41 39 Cachoeira Dourada 38 39 Investluz/Coelce 33 27 Betania 25 33 Cien 20 24 Central Generadora Fortaleza 16 20 Bialystok 8 8 Pehuenche 7 19 Endesa Chile (6) (35) Chilectra (8) (7) Edesur (8) 3 Enersis (119) (114) Other subsidiaries in Chile 126 438 Other 13 34 TOTAL 327 729 Dividend The 2006 interim dividend approved by the Board of Directors of Endesa, S.A. on 24 October 2006 amounts to EUR 0.5 gross per share, giving a total amount of EUR 529 million, which was deducted from the Parent's equity at 31 December 2006. Also, the Company’s Board of Directors resolved on 30 March 2007 to propose to the shareholders at the Annual General Meeting to pay a final dividend for 2006 of EUR 1.14 gross per share, giving a total of EUR 1,207 million. The 2005 interim dividend approved by the Board of Directors of Endesa, S.A. on 15 November 2005 amounted to EUR 0.305 gross per share, giving a total amount of EUR 323 million, which was deducted from the Parent's equity at 31 December 2005. Also the Company’s shareholders approved at the Annual General Meeting on 25 February 2006 the payment of a final dividend for 2005 of EUR 2.095 gross per share on 3 July 2006, giving a total amount of EUR 2,218 million. Treasury shares As authorised by the shareholders at the General Meetings on 2 April 2004 and 27 May 2005, and to facilitate the liquidity of trading in its shares at particular times, in 2005 Endesa, S.A. acquired 250,613 treasury shares for an average price of EUR 17.91 per share and sold these same shares for an average price of EUR 18.51 per share. No transactions involving treasury shares were performed in 2006. At 31 December 2006 and 2005, Endesa did not hold any treasury shares. Capital management The Group’s capital management focuses on achieving a financial structure that optimises the cost of capital while maintaining a solid financial position. This policy makes it possible to make creating value for the shareholder compatible with access to financial markets at a competitive cost in order to cover both debt refinancing needs and investment plan financing needs not covered by the funds generated by the business. The Board of Directors consider that evidence of fulfillment of the capital management targets set is provided by the maintenance of the long-term rating of A and a gearing ratio not exceeding 140%, taken to be the result of dividing net financial liabilities by equity.

At 31 December 2005 and 2006, the Group was achieving both parameters, as shown below: Long-Term Rating 31/12/06 31/12/05 Fitch A+ A+ Moody’s A3 A3 Standard & Poor’s A A Gearing Ratio Millions of Euros 31/12/06 31/12/05 Net financial liabilities: 19,840 18,281 Non-current bank borrowings and other financial liabilities 20,487 18,587 Current bank borrowings and other financial liabilities 629 2,450 Cash and cash equivalents (965) (2,614) Derivatives recognized as financial assets (Note 10) (311) (142) Equity: 15,936 16,327 Of the Parent 11,291 11,590 Of minority interests 4,645 4,737 Gearing ratio 124.5% 119.97% Restrictions on the distribution of funds by subsidiaries Certain Group companies have clauses in their financing contracts that have to be met in order to be able to distribute profits to shareholders. At 31 December 2006 and 2005, the assets of the companies subject to these restrictions amounted to EUR 259 million and EUR 258 million, respectively. In certain cases, ENDESA is subject to the prior administrative authorization system of the CNE provided by Additional Provision Eleven, Three. 1.14 of Oil and Gas Industry Law 34/1998, of 7 October. The new wording of the aforementioned Additional Provision Eleven was established by Royal Decree-Law 4/2006, of 24 February, modifying function 14 of the CNE. This function establishes that the CNE is responsible for authorizing the acquisition of ownership activities in entities formed under the Spanish Commercial Code by companies engaging in regulated activities. The new wording provided by Royal Decree-Law 4/2006 broadens this function to encompass also: - Companies that engage in activities that are subject to administrative control which implies a special discipline relationship (nuclear power plants, coal-fired plants of particular significance for the consumption of Spanish coal, island and non-mainland electricity systems, natural gas storage or natural gas transmission through international gas pipelines with Spain as the end destination). - Any player that wishes to acquire an ownership interest of 10% or more, or an ownership interest that provides significant influence, in a company that, itself or through other companies in its group, engages in any of the aforementioned activities. - The direct acquisition of the assets required to carry on those activities. Authorization may be rejected for any of the following reasons: - The existence of direct or indirect significant risks or adverse effects on the aforementioned activities. - Protection of the general interest in the energy industry and, in particular, the guarantee that the industry policy objectives will be adequately safeguarded. Strategic assets are identified: basic gas system, international gas pipelines, transmission facilities, island and non-mainland electricity systems, nuclear power plants and coal-fired plants of particular significance for the consumption of Spanish coal. - Inability to adequately carry on the activities covered by this function due to the performance by the acquiring party or the acquired party of other activities of a different type. - Any other public security issue and, in particular, security and quality of supply, or involving safeguards against a risk of insufficient investment in, or maintenance of, infrastructures. It is established that these rules will apply to transactions pending execution at the date on which they come into force, unless authorization has already been obtained pursuant to function 14. However, the European Commission decided to take Spain to the Court of Justice of the European Communities because it considers that these new powers of the CNE constitute unjustified restrictions on the free movement of capital and the freedom of establishment that infringe the provisions of the EC Treaty (Articles 56 and 43, respectively). 13.2. Equity: Of minority interests The main changes in this heading as a result of transactions performed in 2006 and 2005 are explained below: - In 2005 there was an addition of EUR 137 million as a result of the sale of 5.33% of the investment in Endesa Italia, S.p.A. This sale gave rise to a gain of EUR 24 million, which was recognized under "Income from Sale of Assets" in the consolidated income statement (see Note 23). - In 2006 Teverola and Ferrara, among other companies, started to be fully consolidated, which gave rise to an addition of EUR 23 million to "Equity Of Minority Interests". - In 2006 the balance of "Equity Of Minority Interests" was reduced by EUR 90 million as a result of the acquisition of an additional investment of 4.28% in Teneguía Gestión Financiera, S.L., Soc. Com. ("Teneguía"). 14. Deferred income The changes in "Deferred Income"· in the accompanying consolidated balance sheet in 2006 and 2005 were as follows: Millions of Euros Grants and Fixed Charges for Connection Emission Allowances (Notes 7 and 21) Total Balance at 31/12/04: 1,535 - 1,535 Inclusion/Exclusion of companies 4 - 4 Additions 601 374 975 Amount taken to income (106) (370) (476) Translation differences 25 - 25 Other (1) - (1) Balance at 31/12/05: 2,058 4 2,062 Inclusion/Exclusion of companies 5 5 Additions 516 354 870 Amount taken to income (109) (356) (465) Translation differences (6) - (6) Other (24) - (24) Balance at 31/12/06 2,440 2 2,442

15. Long-term provisions The detail of "Long-Term Provisions" in the consolidated balance sheet at 31 December 2006 and 2005 is as follows: Millions of Euros 31/12/06 31/12/05 Provisions for pensions and similar obligations 808 826 Provisions for labor force restructuring costs 1,994 2,209 Other provisions 1,640 2,062 TOTAL 4,442 5,097 a) Provisions for pensions and similar obligations The Group's employees in Spain included under the Framework Agreement dated 25 October 2000 are participants in the Endesa Group Employee Pension Plan. Most of the employees participate in defined contribution plans for retirement and defined benefit plans for disability and death of serving employees, as coverage for which the appropriate insurance policies have been taken out. However, there are two large groups of employees (of a closed number in that no new employees can be included) who are not included in the general system described above: 1. Electricity employees of the former Endesa: defined benefit pensions for retirement, disability and death, for both present and former employees. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above. 2. Fecsa/Enher/HidroEmpordá employees: defined-benefit pension plan with annual salary increase rate tied to the increase in the CPI. This plan is treated exactly in the same way as a defined benefit system. Also, there are certain benefit obligations to employees during their retirement, relating mainly to electricity supplies. These obligations have not been externalized and are covered by the related in-house provisions. Outside Spain, there are defined benefit pension obligations, mainly in Brazil, although there are also certain obligation in Chile, Colombia, Italy and France. The other obligations are substantially all defined contribution obligations. The assumptions used in calculating the actuarial liability in respect of uninsured defined benefit obligations at 31 December 2006 and 2005 were as follows: Spain Other Countries 2006 2005 2006 2005 Discount rate 4.0% 3.6% 4.0% / 12.9% 4.0% / 12.4% Mortality tables GRM/F 95 GRM/F 95 AT83 - RV84 UP94 / RV85 Expected rate of return on plan assets 4.5% 4.0% 10.2% / 14.0% 10.2% / 15.1% Salary increase 2.30% 2.30% 2.0% / 6.3% 2.0% / 6.3% Set forth below is information on the actuarial liabilities for the defined benefit obligations at 31 December 2006 and 2005 and on the changes therein in the two years: Millions of Euros 2006 2005 Beginning actuarial liability 2,013 1,526 Finance costs 111 86 Current service costs 13 28 Benefits paid in the period (110) (76) Actuarial (gains) losses 6 332 Translation differences (2) 117 Ending actuarial liability 2,031 2,013

Of the total ending actuarial liability at 31 December 2006, 69% related to defined benefit obligations in Spain (31 December 2005: 69%) and 21% related to obligations in Brazil (31 December 2005: 19%). Royal Decree 1556/2005 which approved the electricity tariff for 2006 established that from 1 January 2006 onwards, electricity supplied to employees of electric utilities would be paid for applying the general tariffs and access fees or tariffs. This legislative change represented an increase in the cost of the existing obligation to supply power to both present and former employees at a reduced price. The increase in the estimated cost required to cover this obligation led to an increase of EUR 249 million in the actuarial liability in 2005, and this amount is included in "Actuarial (Gains) Losses" in the foregoing table. The movements in the market value of plan assets in 2006 and 2005 were as follows: Millions of Euros 2006 2005 Beginning market value 1,187 1,055 Expected return 75 72 Contributions for the year 42 35 Payments (54) (39) Actuarial losses or gains 30 9 Translation differences (2) 55 Ending market value 1,278 1,187 Of the total market value of the plan assets at 31 December 2006, 75% related to assets in Spain (31 December 2005: 76%) and 25% related to assets in Brazil (31 December 2005: 24%). The main categories of defined benefit plan assets, as a percentage of total assets, in 2006 and 2005 were as follows: % 2006 2005 Shares 24 20 Fixed-income assets 71 75 Investment property and other 5 5 TOTAL 100 100 The defined benefit plan assets include shares of Endesa Group companies amounting to EUR 18 million at 31 December 2006 (31 December 2005: EUR 10 million) and transferable accounts receivable from the Group arising from the Rebalancing Plans approved by the Directorate-General of Insurance amounting to EUR 226 million at 31 December 2006 (31 December 2005: EUR 289 million). The defined benefit plan assets do not include properties or other assets used by Endesa. The expected return on the plan assets was estimated taking into account the projections relating to the principal fixedincome and equity securities markets, and assuming that the various asset categories would continue to represent similar percentages of the total plan assets as in the preceding year. The actual return in 2006 was 5.7% in Spain and 20.9% in the other countries (2005: 4.0% in Spain and 18.9% in the other countries). The detail of the balance included in the accompanying consolidated balance sheet as a result of the difference between the actuarial liability relating to defined benefit obligations and the market value of the plan assets is as follows: Millions of Euros 2006 2005 Actuarial liability 2,031 2,013 Plan assets 1,278 1,187 Difference 753 826 The difference between the value of the actuarial liability and that of the plan assets at 31 December 2005 is included under "Long-Term Provisions Provisions for Pensions and Similar Obligations". However, in relation to the difference at 31 December 2006, EUR 808 million were classified under "Long-Term Provisions - Provisions for

Pensions and Similar Obligations" on the liability side of the consolidated balance sheet and EUR 55 million were recognized under "Trade and Other Receivables" on the asset side of the consolidated balance sheet. The latter amount relates to the amount by which plan assets exceeded the actuarial liability under the pension plan for the employees in Spain, which is recoverable by the Group. The detail of the balance included in the consolidated income statement in relation to defined benefit pension obligations is as follows: Millions of Euros 2006 2005 Current cost (7) (22) Finance costs (111) (86) Expected return on plan assets 75 72 TOTAL (43) (36) The current cost allocated to the consolidated income statement does not include EUR 6 million in both 2006 and 2005, of the current cost relating to pre-retired employees which had previously been recognized as a provision under "Provision for Labor Force Restructuring Costs" and which were transferred during the year to pension obligations. Based on the best estimate available, the projected contributions to defined benefit plans in 2007 will amount to approximately EUR 78 million. The sensitivity of the value of the actuarial liability for pensions to interest rate fluctuations of 100 basis points amounts to EUR 274 million in the case of an increase in rates and to EUR 328 million in the case of a drop in rates. Contributions to defined contribution plans are recognized directly under "Staff Costs" in the consolidated income statement. EUR 62 million and EUR 46 millions were recognized in this connection in 2006 and 2005, respectively. Also, EUR 38 million and EUR 42 million were contributed in 2006 and 2005, respectively, which had previously been included under "Provisions for Labor Force Restructuring Costs". b) Provisions for labor force restructuring costs The obligations reflected in the consolidated balance sheet in respect of provisions for labour force restructuring costs arise as a result of collective or individual agreements with the Group's employees which provide for the Company's obligation to supplement the public social security system benefits in the event of termination of the employment relationship as a result of an agreement between the parties. The changes in "Provisions for Labor Force Restructuring Costs" on the liability side of the consolidated balance sheet in 2006 and 2005 were as follows: Millions of Euros 2006 2005 Beginning balance 2,209 2,233 Period provisions charged to income for the year: Operating expenses 167 109 Financial loss 31 208 Amounts used: Payments (464) (319) Transfers and other 51 (22) Ending balance 1,994 2,209 These liabilities relate substantially in full to the collective redundancy procedures undertaken by the Group companies in Spain. At 31 December 2006, there were basically three types of procedure in progress: 1) Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999.

The employees were entitled, based on the collective redundancy procedure approved at each company, to adhere to a pre-retirement plan between the ages of 50 and 55, in the period from 1998 to 2005, and an extension until 31 December 2007 was approved. The total number of employees considered in this connection is 4,300, of whom 39 are still in the employ of the companies, despite having this right, since they have been retained at the request of the companies. 2) Voluntary redundancy plan approved in 2000. The Plan affects employees with at least ten years of service acknowledged at the group of companies affected at 31 December 2005. Employees aged 50 or more at 31 December 2005 are entitled to adhere to a pre-retirement plan at the age of 60, of which they may avail themselves between the ages of 50 and 60, provided that there is an agreement between the employee and the company concerned. For the Plan to apply to employees younger than 50 at 31 December 2005, the written request of the employee and the acceptance thereof by the company are required. In February 2006 the Directorate-General of Employment modified the initial Resolution of this Plan so that the terminating effect thereof for both employees older and younger than 50 years of age could arise after 31 December 2005. The total number of employees considered in this connection is 4,517, of whom 1,692 are currently in a situation of pre-retirement. 3) New Mining Plans for 2006-2012. The employees are entitled to adhere to the Plans on physically reaching 52 years of age or equivalent in 2006- 2012, provided that at that date they have at least three years of service and eight years in a position with a reducing coefficient. Employees adhere to the Plans by mutual agreement between the employee and the company. The total number of employees considered in this connection is 717, of whom 25 are currently in a situation of pre-retirement. The economic conditions applicable to the employees who have availed themselves of these Plans are basically as follows: - The company will pay the employee, from the date of termination of his contract and until the first date on which retirement can be taken after the unemployment benefits have come to an end and, at the very latest, until the ex-employee in question, reaching retirement age, vests the right to a termination benefit in periodic payments based on his last annual salary payment, which is updatable on the basis of the annual increase in the CPI. - The unemployment benefits and subsidies received, as well as any other amounts of official benefits for preretirement received prior to the date of definitive retirement, are deducted from the resulting amounts. The conditions applicable to employees who have not yet reached 50 years of age affected by the voluntary plan approved in 2000 consist of a termination benefit of 45 days’ salary per year of service plus an additional amount of 1 or 2 annual salary payments on the basis of the age of the employee in question at 31 December 2005. The assumptions used for the actuarial calculation of the obligations arising under these collective redundancy procedures are as follows:

2006 2005 Discount rate 4.0% 3.6% Annual CPI growth 2.3% 2.3% Mortality tables GRM/F 95 GRM/F 95 Based on the best estimates available, the payments that are expected to be made in this connection in 2007 will amount to approximately EUR 293 million. The sensitivity of the value of the actuarial liability for labor force restructuring plans to interest rate fluctuations of 100 basis points amounts to EUR 98 million in the case of an increase in rates and to EUR 107 million in the case of a drop in rates. c) Other provisions The detail of the balance of "Other Provisions" on the liability side of the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows: Millions of Euros Provisions for Litigation, Termination Benefits, etc. Provisions for Facility Closure Costs Total Balance at 31/12/05 1,650 412 2,062 Period provisions charged to income for the year: (2) 20 18 Operating income (7) - (7) Finance costs 26 10 36 Other (income)/expenses (21) 10 (11) Period provisions charged to non-current assets 2 (12) (10) Amounts used: (262) (7) (269) Payments (262) (7) (269) Translation differences (26) - (26) Transfers and other (78) (57) (135) Balance at 31/12/06 1,284 356 1,640 Millions of Euros Provisions for Litigation, Termination Benefits, etc. Provisions for Facility Closure Costs Total Balance at 31/12/04 1,326 364 1,690 Period provisions charged to income for the year: 326 24 350 Staff costs 47 - 47 Finance costs 40 14 54 Other expenses 239 10 249 Period provisions charged to non-current assets (2) 22 20 Amounts used: (75) (4) (79) Payments (75) (4) (79) Translation differences 102 - 102 Transfers and other (27) 6 (21) Balance at 31/12/05 1,650 412 2,062 Litigation and arbitration At the date of preparation of these consolidated financial statements, the main lawsuits or arbitration proceedings involving the Group companies were as follows: - In 2002 EdF International ("EdF") filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. seeking an order against Endesa Internacional, S.A. to pay EdF USD 256 million plus interest, and against the Repsol YPF Group to pay USD 69 million plus interest. Endesa Internacional, S.A., Repsol YPF,

S.A. and YPF, S.A. filed a defense and counterclaim seeking an order for EdF to pay Endesa Internacional USD 58 million and YPF, S.A. USD 14 million. This dispute arose from the sale to the French EdF Group of the investments of YPF, S.A. and Endesa Internacional, S.A. in the Argentine companies Easa and Edenor. During 2006 the arbitration proceedings continued, all parties having filed their respective conclusions. - On 15 February 2001, the French subsidiary of Endesa Europa, Snet, executed an agreement with the Ministry of the Treasury of the Republic of Poland for the acquisition of shares of Elektrocieplownia Bialystok, S.A., under which it undertook, among other commitments, to make a number of investments in the tangible and intangible assets of the aforesaid company or of other Polish energy companies by August 31, 2006. The Ministry of the Treasury has demanded the payment of EUR 24 million, claiming that certain investments equal to said amount were not made, although Snet has rejected both the formal validity and the contents of the claim on various grounds. - There are five court proceedings in progress for an amount of over EUR 2 million against Endesa Distribución Eléctrica which could give rise to the obligation to settle various claims (damages resulting from forest fires in Cataluña; administrative penalty for power cuts in Barcelona; and a claim regarding the performance of an agreement for the construction of electricity facilities in the Canary Islands), for an aggregate amount of EUR 61 million. - Endesa, S.A. and Endesa Generación, S.A. brought action against Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. for the formalization of arbitration due to contractual breach of the economic terms stipulated in the agreement for the supply of natural gas dated 14 October 1998 detected by the auditor designated by the parties and due to the latter’s refusal to supply to power plants which, in the opinion of the former, were included in the agreement. In turn, Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. brought action against Endesa, S.A. and Endesa Generación, S.A. for the formalization of arbitration with a view to seeking the voidness/resolution/amendment of the agreement due to the alteration of conditions in the gas market. The two arbitration procedures are currently in the process of setting up the arbitral tribunal and, accordingly, are pending the filing of complaints which specify and quantify the parties’ specific claims. - A cassation appeal filed by Endesa at the Supreme Court against a judgment of the National Appellate Court adjudging null and void the Order of 29 October 2002 regulating the costs of transition to competition (CTCs) for 2001, handed down in appeal for judicial review 825/2002 filed by Iberdrola, is currently being processed. Even if the judgment of the National Appellate Court is upheld, its enforcement is not expected to have a significant economic impact on the Company. - The Spanish State Auditing Agency issued an adverse report on certain grants received by Encasur, which, should it be confirmed by the competent instances, would result in a proceeding being brought for repayment of the grants amounting to approximately EUR 37 million. - Until 31 December 1996, Endesa and its subsidiaries were taxed for income tax purposes as part of the Consolidated Tax Group of Sociedad Estatal de Participaciones Industriales ("SEPI"). The Spanish Corporation Tax Law provides that companies leaving the Consolidated Tax Group are entitled to take tax credits not used by the group to the extent that those companies contributed to the generation of the tax credits. Accordingly, the financial and tax inspection authorities issued preliminary reports to Endesa, S.A. and Unelco acknowledging the right of these companies to take the investment tax credits that they had generated from 1992 to 1996 from 1997 onwards. However, subsequently, as a result of the inspection conducted at SEPI, the financial and tax inspection authorities took, in the preliminary report issued to the SEPI Group relating to 1996, all or some of the tax credits generated from 1992 through 1996 by the Endesa Group companies. On 14 June 2001 the Secretary of State for Finance handed down two separate decisions declaring the preliminary reports issued to Endesa and Unelco, in which their right to take the tax credits generated in the aforementioned years was acknowledged, to be injurious.

Proceedings for judicial review as a result of the aforementioned decisions were brought at the National Appellate Court, which dismissed the tax authorities’ claim. The government lawyer has filed a cassation appeal at the Supreme Court against the decision. The financial and tax inspection authorities also issued preliminary assessments to Endesa disallowing its right to take the tax credits generated from 1992 through 1996. All these assessments have been adjudged to be null and void by the Central Economic-Administrative Tribunal. Lastly, the National Appellate Court adjudged the preliminary assessment issued to SEPI in relation to 1996, in which the tax credits were taken, to be null and void. A cassation appeal against the National Appellate Court’s decision has been filed at the Supreme Court. - The reform of the Local Finances Law amended, effective from 1 January 2003, the air, surface and subsoil charge for occupying the local public domain and included electricity retailers as parties liable for paying this charge, despite their not owning the electricity distribution systems occupying the local public domain. However, certain municipal councils are issuing assessments against Endesa Energía, S.A. for the payment of the charge relating to 2002 and prior years. Although contradictory decisions have been handed down by the various High Courts regarding the applicability of the aforementioned assessments, the Supreme Court handed down a final decision on the dispute, ruling that electricity retailers are liable for paying this charge. The lawsuits total EUR 6 million, although the maximum contingency in this respect amounts to EUR 13 million. - The financial and tax inspection authorities completed their inspection of the income tax returns of the Consolidated Tax Group for 1998 through 2001, which resulted in a deficiency of EUR 66 million and interest of EUR 17 million for 1998, 2000 and 2001, and a tax refund of EUR 17 million for 1999. The main item adjusted, which has been challenged by Endesa, S.A., is the taking of investment and domestic double taxation tax credits generated between 1993 and 1996, contested by the tax authorities based on their understanding that they had been taken by the SEPI Group. - ENDESA’s Brazilian subsidiary Ampla Energía e Servicios, S.A. ("Ampla") won a claim filed against the Brazilian government arguing that Ampla did not have to pay contributions for the financing of the social security system ("Cofins"). This tax is levied on revenue from sales of electricity. The Court upheld the previous judgment and declared it final. In 1997 the Brazilian government filed an "Ação Rescisória," a special proceeding for reviewing final judgments. The disputed amount is approximately EUR 195 million. Also, in 2005 the Brazilian tax authorities notified Ampla of a tax assessment for EUR 187 million which has been appealed. The authorities consider that the special tax regime, under which interest received by subscribers of a Fixed Rate Notes issue made by Ampla in 1998 is exempt from tax in Brazil, is not applicable. Ampla is involved in many other tax lawsuits for various taxes and items which together amount to approximately EUR 150 million. - In 2006 the Brazilian tax authorities questioned the tariff classification and the tax rate under which Endesa Fortaleza was taxed on the importation of certain items. The contingency, which involves assets subjects to the tax on importation and to the tax on industrialized projects, amounts to approximately EUR 41 million. The procedure is currently being disputed at first instance in the administrative jurisdiction. - Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on 6 January 2002, rendered void certain terms of the concession agreement of the subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to bring them into line with the new situation.

The failure to renegotiate the agreement prompted the Chilean corporate shareholders of Edesur, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes ("ICSID"). The arbitration to defend the lawful rights of the shareholders of Edesur was being held in abeyance at the date of preparation of these consolidated financial statements. On 15 February 2006, the parties involved in the arbitration signed an agreement which was finally approved by the Argentine parliament and ratified by the Argentine government. The agreement stipulates the terms and conditions on which Edesur will be able to pursue its electricity distribution activities in the future. - In October 1997 the Chilean Superintendent’s Office of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) imposed a fine on Elesur S.A., at the time wholly owned by Endesa Internacional, S.A. (today owned by Enersis S.A. and merged with Chilectra S.A.) equal to UF 100,000 (USD 3,500,000) for the presumed use of the insider information set forth in Clause Six of the Strategic Alliance executed with Enersis in August 1997. Elesur filed a complaint against the fine and in November 2000 a judgment was handed down at first instance, accepting the complaint and rendering the fine null and void. The SVS filed an appeal and on 6 June 2006 the Court of Appeals of Santiago revoked the first instance judgment and, consequently, upheld the fine. Elesur has filed cassation appeals on form and on merit at the Supreme Court which are to be conducted and resolved by the Supreme Court in April or May 2007. Should the Supreme Court reject the appeals and uphold the fine imposed by the SVS, we estimate that the adjusted amount payable would be approximately USD 10,000,000. - On 4 April 2006, Madrid Commercial Court number 3 resolved, at the request of Endesa, to grant injunctive relief on the takeover bid submitted by Gas Natural SDG, S.A. for all the share capital of Endesa, as well as on the effectiveness of the agreement between the former and Iberdrola, S.A. In an order dated 15 January 2007, the Madrid Provincial Appellate Court admitted the appeal filed by Gas Natural and lifted the injunctive relief granted by Madrid Commercial Court number 3. In accordance with the Civil Procedure Law, Endesa provided a bond for any damage or loss that could be occasioned to the companies affected by the relief. The bond amounts to EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes. - In an order dated 28 April 2006 the Supreme Court granted injunctive relief on the agreement of the Council of Ministers dated 3 February 2006 approving, on certain conditions, the concentration resulting from the takeover bid of Gas Natural for all the share capital of Endesa. On 17 November 2006, Endesa filed an application for the amendment and, secondarily, lifting of the injunctive relief and, in an order dated 15 January 2007, the Supreme Court decided to lift the relief. At the appropriate time Endesa submitted an extension of the bond provided to Madrid Commercial Court number 3 for any damage or loss which could be occasioned to the companies affected by the relief, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes. The Board of Directors of Endesa consider that the provisions recognized in the accompanying consolidated balance sheet cover adequately the risks relating to litigation, arbitration proceedings and other transactions described in this Note and, accordingly, they do not expect any liabilities additional to those recognized to arise. In view of the nature of the risks covered by these provisions, it is not possible to determine a reasonable schedule for the related payments, if any. 16. Bank borrowings and other financial liabilities The detail of the non-current and current "Bank Borrowings and Other Financial Liabilities" at 31 December 2006 and 2005 is as follows:

Millions of Euros 31/12/06 31/12/05 Current Non-Current Current Non-Current Preference shares - 1,430 - 1,419 Debt instruments and other liabilities 75 10,837 1,304 10,735 Bank borrowings 491 7,457 961 5,592 Other financial liabilities 63 763 185 841 Total bank borrowings and other financial liabilities 629 20,487 2,450 18,587 The detail, by currency and maturity, of the Group's financial liabilities is as follows: Millions of Euros Current Maturity Non-Current Maturity Balance at 31/12/06 2007 2008 2009 2010 2011 Subsequent Years Total Non- Current Euro 15,648 156 1,244 2,421 563 5,740 5,524 15,492 US dollar 2,886 127 650 446 152 133 1,378 2,759 Chilean peso/ UF 446 0 1 1 109 3 332 446 Brazilian real 792 41 156 100 309 89 97 751 Other 1,344 305 133 225 49 152 480 1,039 TOTAL 21,116 629 2,184 3,193 1,182 6,117 7,811 20,487 Millions of Euros Current Maturity Non-Current Maturity Balance at 31/12/05 2006 2007 2008 2009 2010 Subsequent Years Total Non- Current Euro 13,484 1,192 716 320 1,947 5,227 4,082 12,292 US dollar 4,458 549 208 582 970 256 1,893 3,909 Chilean peso/ UF 715 209 3 3 5 131 364 506 Brazilian real 687 200 72 158 61 94 102 487 Other 1,693 300 83 124 165 64 957 1,393 TOTAL 21,037 2,450 1,082 1,187 3,148 5,772 7,398 18,587 The detail, by currency, of these liabilities, taking into account the effect of derivatives on this classification, is as follows: Millions of Euros 31/12/06 31/12/05 Euro 15,647 15,033 US dollar 2,409 3,044 Chilean peso 1,082 1,399 Brazilian real 867 640 Other 1,111 921 TOTAL 21,116 21,037 In 2006 and 2005 the financial liabilities bore average interest at 5.45% and 5.46%, respectively. Preference shares: In March 2003 Endesa Capital Finance LLC carried out an issue of preference shares totaling EUR 1,500 million with the following features:

Dividend: variable tied to three-month Euribor with a minimum APR of 4% and a maximum APR of 7% in the first ten years, and tied to Euribor plus an APR of 3.75% from the eleventh year onwards. The dividend will be payable quarterly. - Term: perpetual, although the issuer may retire the shares early from the tenth year onwards for their par value. - Guarantee: subordinated guarantee from Endesa, S.A. - Return: the payment of dividends will be preferred and non-cumulative and conditional on the obtainment of a consolidated profit or on the payment of dividends on the common shares of Endesa, S.A. In 2004 these shares were classified under Equity—Of Minority Interests because IASs 32 and 39 were not applied. Hedging debt Of the Group's debt in US dollars, at 31 December 2006, EUR 1,973 million relate to future cash flow hedges on the Group's income from operations in Latin America tied to the US dollar (31 December 2005: EUR 2,187 million) (see Note 3-m). The changes in 2006 and 2005 in "Equity - Asset and Liability Revaluation Reserves" as a result of exchange differences on this debt were as follows: Millions of Euros 2006 2005 Balance of asset and liability revaluation reserves at beginning of year 110 57 Exchange differences recognized in equity (26) 57 Allocation of exchange differences to income (13) (5) Other - 1 Balance of asset and liability revaluation reserves at end of year 71 110 Other matters At 31 December 2006 and 2005, the Group companies had undrawn credit facilities totaling EUR 6,450 million and EUR 4,587 million, respectively. These facilities are securing the refinancing of the short-term debt presented under "Non-Current Liabilities "Bank Borrowings and Other Financial Liabilities" in the accompanying consolidated balance sheet (see Note 3-n). The amount of these credit facilities, together with the current assets, sufficiently covers the Group's short-term payment obligations. Certain Group companies’ financial liabilities contain the covenants that are habitual in contracts of this nature. Endesa, S.A., International Endesa, B.V. and Endesa Capital, S.A., which represent almost all the debt to third parties of the Group companies in Spain, do not have in their financing contracts any stipulations involving financial ratios that could lead to breach of contract and give rise to the early termination of the contracts. As regards clauses relating to credit rating, at 31 December 2006, Endesa S.A. had arranged financial transactions amounting to EUR 771 million (31 December 2005: EUR 899 million) that might require additional guarantees or renegotiation in the event of a drop in the credit rating. Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa's renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include standard project finance clauses relating to the achievement of certain financial ratios. Also, they require that all the assets assigned to the projects be pledged to the creditors. The outstanding balance of the debt to third parties that includes clauses of this nature amounted to EUR 434 million at 31 December 2006 (31 December 2005: EUR 405 million). The contracts governing a portion of the financial liabilities of Enersis and Endesa Chile contain cross default clauses in relation to some of their subsidiaries whereby if one of the subsidiaries were to default, under certain circumstances, on its payment obligations or other commitments, for amounts that individually amount to USD 30 million, this situation could lead to the early maturity of a significant part of the debt of Enersis and Endesa Chile. The contracts governing the debt of Endesa, S.A., International Endesa B.V. and Endesa Capital, S.A. do not include any cross default clauses in relation to the debt of the Enersis Group and Endesa Italia. At 31 December 2006 and 2005, neither Endesa, S.A. nor any of its major subsidiaries were failing to comply with their financial or other obligations in such a way as might give rise to the early maturity of their financial liabilities. Endesa and its subsidiaries have loans or other financial agreements with banks repayment of which could be brought forward if E.ON acquired control over Endesa as a result of its takeover bid for Endesa shares. Bank loans totalling approximately USD 176 million would become repayable early if there were a change of control at Endesa, and a further EUR 493 million of derivatives could mature early if, as a result of a change of control, Endesa’s credit rating were downgraded significantly. The Board of Directors consider that the existence of these clauses will not change the current/non-current classification in the accompanying consolidated balance sheet. The fair value of the Group’s gross financial liabilities at 31 December 2006 and 2005 was EUR 21,581 million and EUR 21,589 million, respectively. 17. Risk management policy The Endesa Group is exposed to certain risks which it manages by applying risk identification, measurement, concentration limitation and oversight systems. The main principles defined by the Endesa Group when establishing its policy for the management of the principal risks, which did not change significantly in 2006 and 2005, are as follows: - Comply with the principles of good corporate governance. - Comply strictly with all Endesa's rules. - Each business and corporate area defines: i. The markets and product lines in which it can operate on the basis of having sufficient know-how and capabilities to ensure effective risk management. ii. Criteria concerning counterparties. iii. The authorised operators. - The businesses and corporate areas establish for each market in which they operate the level of risk that they are prepared to assume on a basis that is consistent with the strategy defined. - The limits of the businesses and corporate areas are approved by their respective Risk Committees or, should they not have one, by the Endesa Risk Committee. - All the businesses and corporate areas must conduct their business within the limits approved in each case. - The businesses, corporate areas, lines of business and companies establish the risk management controls required to ensure that the transactions are performed in the markets in accordance with the policies, principles and procedures of Endesa. Interest rate risk Interest rate fluctuations change the fair value of assets and liabilities that bear a fixed interest rate and the future flows from assets and liabilities bearing interest at a floating rate. The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the cost of the debt over several years with reduced income statement volatility. Based on the Endesa Group's estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks. The detail of the interest rate risk structure, distinguishing between risk tied to fixed and protected interest rates and risk tied to floating interest rates and taking into account the derivatives arranged, is as follows

Net Position (Millions of Euros) 31/12/06 31/12/05 Fixed or protected interest rate 12,954 16,251 Floating interest rate 6,886 2,030 TOTAL 19,840 18,281 The reference interest rates for the borrowings arranged by the Endesa Group companies are mainly Euribor and US dollar Libor. In the case of the Latin American currencies, the borrowings are generally tied to the local indexes customarily used in the banking industry. Foreign exchange risk The foreign exchange risk relates mainly to the following transactions: - Debt denominated in foreign currencies arranged by the Group companies and associates. - Payments to be made in international markets in order to purchase fuel stocks. - Income in Latin America tied to the performance of the US dollar. In addition, the new assets relating to net investments in foreign operations whose functional currency is not the euro are exposed to foreign exchange risk in the translation of the financial statements of these foreign operations on consolidation. In order to mitigate the foreign exchange risk, the Endesa Group arranged currency swaps and interest rate hedges. The Group also attempts to achieve a balance between the cash collections and payments relating to its assets and liabilities denominated in foreign currencies. Commodity price risk The Endesa Group is exposed to the risk of fluctuations in commodity prices, largely through: - Purchases of fuel stocks in the electricity generation process. - Power purchase and sale transactions made in domestic and international markets. Exposure to this risk is managed at long term through the diversification of contracts, management of the procurements portfolio by tying it to indexes that perform in a similar or comparable way to end electricity prices (generation) or selling prices (retailing), and through contractual periodic renegotiation clauses, the aim of which is to maintain the economic equilibrium of procurements. At short and medium term fluctuations in the prices of procurements are managed through specific hedging transactions, generally using derivatives. Liquidity risk The Group's liquidity policy consists of the arrangement of committed long-term credit facilities and current financial assets for an amount sufficient to cater for the projected needs for a given period based on the status and expectations of the debt and capital markets. Credit risk The Group is not exposed to significant credit risk, since the average period for making collections from customers is very short, a significant portion of the loans are granted to employees and related companies, and cash placements are made and derivatives are arranged with highly solvent entities.

Cash placements are made and derivatives are arranged by Endesa with entities with high credit ratings and there is no high risk concentration with any single counterparty. At the end of 2005 and 2006, and taking as the base market values: More than 90% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices. No one counterparty accounted for more than 20% of the total credit risk. The credit risk associated with the commodities included within the scope of IAS 39 is also limited because the counterparties with which Endesa trades are highly prestigious top-level Spanish and international entities. At the end of 2005 and 2006, and taking as the base market values: More than 80% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices. No one counterparty accounted for more than 20% of the total credit risk relating to financial instruments. Endesa takes certain additional precautions, including: An analysis of the risk associated with each counterparty when there is no external credit rating. Guarantees are requested when deemed appropriate. Risk measurement The Endesa Group measures the Value at Risk of its debt and derivative positions in order to guarantee that the risk assumed by the Company remains consistent with the risk exposure defined by management, thereby reducing the volatility of the consolidated income statement. The portfolio of positions included for the purpose of the current Value at Risk calculations is made up of: Debt and financial derivatives. Energy derivatives. The Value at Risk calculated represents the possible decline in value of the portfolio of positions described above in a time period of one day with a confidence level of 95%. For this purpose, a study has been performed of the volatility of the risk variables that affect the value of the portfolio of positions, including: Euribor. US dollar Libor. In the case of borrowings in Latin American currencies, the local indexes customarily used in the banking industry. The exchange rates of the various currencies included in the calculation. Commodity prices (electricity, fuel, CO2). The calculation of the Value at Risk is based on the generation of possible future scenarios (one day ahead) of the spot and forward market values of the risk variables using Monte Carlo methodologies. The number of scenarios generated ensures fulfillment of the convergence criteria of the simulation. For the simulation of the future price scenarios the matrix of volatilities and correlations among the various risk variables calculated on the basis of the historical record of logarithmic price returns was used. Once the price scenarios have been generated, the fair value of the portfolio is calculated with each of the scenarios, obtaining a distribution of possible one-day values. One-day Value at Risk with a confidence level of 95% is calculated as the percentile of 5% of the possible increases in the fair value of the portfolio at one day. This format coincides with that with which the Value at Risk of energy trading portfolios is reported.

The various debt and derivative positions included in the calculation were measured on a basis consistent with the methodology used to calculate the Capital at Risk reported to management. Taking into account the aforementioned assumptions, the Value at Risk of the positions discussed above broken down by business and type of position is as follows: Millions of Euros 31 December 2006 31 December 2005 Spain and Portugal Rest of Europe (*) Latin America Total Spain and Portugal Rest of Europe (*) Latin America Total Financial positions 65 1 33 54 112 4 28 132 Energy derivatives - 37 NA 37 1 44 NA 45 TOTAL 65 38 33 91 113 48 28 177 (*) In the case of the rest of Europe, a large proportion of the energy derivatives arranged are electricity sales in Italy to the Sole Buyer, structured as financial transactions. The aforementioned Value at Risk in no way reflects the variability of the expected results, since as mostly hedging derivatives are involved, the reported VaR is largely offset by opposite positions in the physical assets hedged, which are not included in the calculation. The Value at Risk positions changed in 2006 on the basis of the maturity/arrangement of transactions as the year progressed. 18. Derivative financial instruments Endesa, applying the risk management policy described above, uses mainly interest rate, foreign exchange and commodity price hedging derivatives. The Company classifies its hedges into three categories: - Cash flow hedges: which hedge the cash flows on the hedged underlying. - Fair value hedges: which hedge the fair value of the hedged underlying. - Other hedges: hedges which, because they do not meet the requirements established by IFRSs, cannot be designated as cash flow or fair value hedges. The Group has not arranged any hedges of net investments in foreign operations. The detail of the balances at 31 December 2006 and 2005 reflecting the valuation of the derivative financial instruments at those dates is as follows: Millions of Euros 31/12/06 31/12/05 Assets Liabilities Assets Liabilities Interest rate hedges 275 51 254 183 Foreign exchange hedges 2 383 26 309 Commodity price hedges 16 31 23 42 Derivatives not designated as hedging instruments 68 37 74 85 TOTAL 361 502 377 619 The detail, by maturity, of the notional and/or contractual amounts of the derivatives outstanding at the Group and of their fair value at 31 December 2006 and 2005 is as follows:

31/12/06 Millions of Euros Notional Amount Derivatives Fair Value 2007 2008 2009 2010 2011 Subsequent Years Total INTEREST RATE HEDGES: Cash flow hedges 33 478 402 243 109 211 4,850 6,293 Swaps 28 392 203 126 79 111 3,350 4,261 Options 5 48 108 33 - 100 1,500 1,789 Other - 38 91 84 30 - - 243 Fair value hedges 190 30 - 305 50 - 758 1,143 Swaps 190 30 - 305 50 - 758 1,143 FOREIGN EXCHANGE HEDGES: Cash flow hedges (332) 57 234 - - 36 1,633 1,960 Swaps (332) 38 223 - - 36 1,633 1,930 Futures - 19 11 - - - - 30 Fair value hedges (49) 9 8 326 6 6 27 382 Swaps (49) 9 8 326 6 6 27 382 COMMODITY PRICE HEDGES: Cash flow hedges (15) 1,317 96 66 51 24 45 1,599 Foreign exchange hedges: (16) 728 55 27 41 14 41 906 Futures (10) 377 47 27 41 14 41 547 Other (6) 351 8 - - - - 359 Fuel (1) 394 41 39 10 10 4 498 Swaps (1) 188 - - - - - 188 Other - 206 41 39 10 10 4 310 Electricity 2 195 - - - - - 195 Swaps 3 17 - - - - - 17 Other (1) 178 - - - - - 178 OTHER DERIVATIVES: Interest rate 25 238 33 1.556 92 100 68 2,087 Swaps 25 238 33 1.556 92 100 68 2,087 Foreign exchange 5 589 48 27 40 13 38 755 Swaps (1) 1 1 - - - - 2 Options (2) 165 - - - - - 165 Futures 8 423 47 27 40 13 38 588 Commodity price - 683 9 2 - - - 694 Swaps (1) 288 9 1 - - - 298 Other 1 395 - 1 - - - 396 31/12/05 Millions of Euros Notional Amount Derivatives Fair Value 2006 2007 2008 2009 2010 Subsequent Years Total INTEREST RATE HEDGES: Cash flow hedges (172) 728 382 315 528 202 5,033 7,188 Swaps (175) 626 335 207 445 169 3,433 5,215 Options 3 2 14 0 0 0 1,600 1,616 Other 0 100 33 108 83 33 0 357 Fair value hedges 243 958 67 174 550 140 77 1,966 Swaps 243 958 67 174 550 140 77 1,966 FOREIGN EXCHANGE HEDGES: Cash flow hedges (269) 200 41 131 321 3 1,589 2,285 Swaps (268) 200 38 129 319 0 1,589 2,275 Other (1) 0 3 2 2 3 0 10 Fair value hedges (15) 49 0 0 0 0 22 71 Swaps (15) 49 0 0 0 0 22 71 COMMODITY PRICE HEDGES: Cash flow hedges (17) 1,511 22 0 0 0 0 1,533 Swaps 0 31 0 0 0 0 0 31 Futures (2) 168 15 0 0 0 0 183 Other (15) 1,312 7 0 0 0 0 1,319 OTHER DERIVATIVES: Interest rate 28 311 235 30 1,705 0 150 2,431 Swaps 28 240 235 30 1,705 0 150 2,360 Other 0 71 0 0 0 0 0 71 Foreign exchange (40) 85 9 1 0 0 0 95 Swaps (40) 85 9 1 0 0 0 95 Fuel 0 0 3 0 0 0 0 3 Electricity 1 222 0 0 0 0 0 222

The notional contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since these amounts only constitute the basis on which the derivative settlement calculations were made. 19. Trade and other payables The detail of "Trade and Other Payables" at 31 December 2006 and 2005 is as follows: Millions of Euros 31/12/06 31/12/05 Trade payables 4,763 5,683 Tax liabilities 957 984 Income tax 600 460 Other taxes 357 524 Other payables 1,796 1,291 TOTAL 7,516 7,958 The average supplier payment periods were 72 days in 2006 and 73 days in 2005 and, therefore, the fair value of trade and other payables approximates their carrying amount. 20. Tax matters Endesa, S.A. heads a Group that files consolidated corporation tax returns in Spain. The Consolidated Tax Group includes Endesa, S.A., as the Parent, and, as subsidiaries, the Spanish companies that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups. At 31 December 2006, the Consolidated Tax Group comprised 79 companies (31 December 2005: 58 companies), of which the most significant were Endesa, S.A., Endesa Generación, S.A., Gas y Electricidad Generación, S.A.U. ("Gesa Generación"), Unión Eléctrica de Canarias Generación ("Unelco Generación"), Endesa Red, S.A., Endesa Distribución Eléctrica, S.L., Endesa Operaciones y Servicios Comerciales, S.L., Endesa Energía, S.A., Endesa Europa, S.A., Endesa Internacional S.A., Endesa Participadas, S.A. and Endesa Financiación Filiales, S.A. The Group's other subsidiaries file individual tax returns in accordance with the tax legislation in force in each country. Set forth below are the reconciliation of the income tax resulting from the application of the standard tax rate in force in Spain to the profit before tax to the income tax expense recognized in the consolidated income statement and the reconciliation of this expense to the net income tax payable for 2006 and 2005: Millions of Euros 2006 2005 Consolidated profit before tax 4,805 4,547 Permanent differences (53) (713) Adjusted profit 4,752 3,834 Tax rate 35% 35% Adjusted profit multiplied by tax rate 1,663 1,342 Effect of applying different tax rates (155) (101) Tax credits taken to profit or loss (245) (451) Current income tax expense in the consolidated income statement 1,263 790 Tax recognized directly in equity 40 (114) Total current income tax expense 1,303 676 Changes in deferred taxes (666) (158) Net income tax payable 637 518 The income tax expense recognized in the consolidated income statement for 2006 amounted to EUR 1,007 million. This amount includes the current income tax expense amounting to EUR 1,263 million shown in the foregoing table, which was reduced by EUR 256 million due to items that do not correspond to the current tax expense for the year. This amount relates mainly to the change in deferred taxes due to the recognition of tax credits totaling EUR 170 million recoverable at the Group’s Latin American companies as a result of corporate reorganization transactions, to the decision taken in 2006 by Endesa Italia to chose to apply the option to increase the tax base of its assets permitted under Italian legislation in its income tax return for 2005, which made it possible to recognize income of EUR 148 million, to the adverse effect of the change in tax rate in Spain amounting to EUR 137 million and to the reversal of provisions totaling EUR 75 million due mainly to the favorable outcome of certain lawsuits and tax contingencies (see Note 3-ñ). The deferred taxes arose in 2006 and 2005 as a result of the following: Millions of Euros Deferred Tax Assets 2006 2005 Depreciation and amortization charge 161 250 Provisions for pensions and collective redundancy procedures 1,245 1,486 Other provisions 360 491 Tax losses 326 178 Tax credit carryforwards 42 229 Asset revaluation for tax purposes in Italy 197 197 Other 333 629 TOTAL 2,664 3,460 Millions of Euros Deferred Tax Liabilities 2006 2005 Accelerated depreciation of assets for tax purposes 1,115 1,313 Other 536 539 TOTAL 1,651 1,852 The changes in 2006 and 2005 in "Deferred Tax Assets" and "Deferred Tax Liabilities" in the consolidated balance sheets were are as follows: Millions of Euros Deferred Tax Assets Deferred Tax Liabilities 2006 2005 2006 2005 Beginning balance 3,460 3,356 1,852 1,721 Inclusion/Exclusion of companies - (11) - 2 Additions 1,213 1,721 209 255 Disposals (1,803) (1,733) (461) (257) Translation differences (24) 89 (51) 119 Other (182) 38 102 12 Ending balance 2,664 3,460 1,651 1,852 The recovery of the deferred tax assets depends on the obtainment of sufficient taxable profits in the future. The Board of Directors consider that the projected taxable profits of the various Group companies amply cover the amounts required to recover these assets. The detail at 31 December 2006 and 2005 of the prior years' tax losses available for offset against future profits and the last years for offset are as follows: Millions of Euros Year 31/12/2006 2007 256 2008 1 2009 5 Subsequent years 1,761

Millions of Euros Year 31/12/2005 2006 1 2007 334 2008 6 Subsequent years 1,817 The Endesa Group has not recognized the deferred taxes relating to undistributed profits of subsidiaries because the control that it exercises over them enables it to decide on the timing of the reversal thereof and, accordingly, these deferred taxes will probably not reverse in the near future. At 31 December 2006 and 2005, the total amount of these temporary differences was not material. The Group companies in Spain have all years since 2003 open for review by the tax authorities for the main taxes to which they are subject, except for income tax, for which all years since 2002 are open for review. For the Group companies in the rest of Europe and Latin America, the open years are, in general, the last five years in Argentina, Brazil, Italy and Portugal, and the last four years in Chile and France. In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to tax liabilities which cannot be objectively quantified at the present time. However, the Board of Directors consider that the liabilities that could arise in this connection would not have a material effect on the Group's future earnings. 21. Revenue a) Sales The detail of "Sales" in the consolidated income statements for 2006 and 2005 is as follows: Millions of Euros 2006 2005 Power sales 17,749 15,846 Services 1,888 1,662 TOTAL 19,637 17,508 b) Other operating income The detail of the other operating income in 2006 and 2005 is as follows: Millions of Euros 2006 2005 CO2 emission allowances (Note 14) 362 370 Grants related to income 19 23 Grants related to assets transferred to income for the year 109 106 Other current operating income 453 222 TOTAL 943 721

22. Financial loss The detail of "Financial Loss" in the accompanying consolidated income statements is as follows: Millions of Euros 2006 2005 Finance income 338 224 Cash and cash equivalents 101 81 Income from financial assets 168 104 Other finance income 69 39 Finance costs: (1,307) (1,481) Debt (1,073) (1,046) Provisions (102) (277) Measurement of derivatives 34 (23) Other finance costs (166) (135) Exchange differences: 30 5 Gains 137 243 Losses (107) (238) Financial loss (939) (1,252) 23. Income from asset disposals The detail of "Income from Asset Disposals" in the accompanying consolidated income statements is as follows: Millions of Euros 2006 2005 Equity investments: Auna 196 1,273 NQF Gas 27 - Musini 5 - Sechilienne-Sidec - 48 Endesa Italia S.p.A. - 24 Nueva Nuinsa S.L - 16 Lydec Lyonnaise des Eaux Casablanca - 12 CEPM - 7 Smartcom Pcs - (3) Land in Palma de Mallorca (Notes 6 and 9) 185 - Real estate and other assets, net 19 109 TOTAL 432 1,486 24. Segment reporting Basis of segmentation In carrying on its business activities, the Group's organization is articulated on the basis of giving priority to its core business, consisting of the generation, transmission, distribution and retailing of electricity, gas and the provision of related services, and establishes three major lines of business, each based on a geographical area: � Spain and Portugal, which are managed as an integrated market. � Rest of Europe. � Latin America. Although within each geographical segment the Group considers there to be a single vertically integrated activity, for the purpose of endowing the segments in Spain and Portugal and Latin America with greater transparency, Generation and Distribution are treated as secondary segments, and the retailing activity associated therewith is included in each of them. In the case of the rest of Europe, the Group only has a presence in the Generation activity and in the retailing activity associated therewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 25, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations